UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

Zaahh Inc.

Legal status of Issuer:

 Form:

 Corporation

 Jurisdiction of Incorporation/Organization:

 Delaware

 Date of Organization:

 November 9, 2017

Physical Address of Issuer:

1566 Sir Francis Drake Blvd
San Anselmo, CA 94960

Website of Issuer:

https://awesomesourdough.com

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,000,000

Deadline to reach the Target Offering Amount:

February 11, 2023

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

2

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$932,151	$866,106
Cash & Cash Equivalents	$92,195	$75,490
Accounts Receivable	$333,133	$331,320
Short-term Debt	$852,800	$601,834
Long-term Debt	$598,441	$1,658,811
Revenues/Sales	$2,114,429	$1,331,221
Cost of Goods Sold	$1,803,358	$1,181,503
Taxes Paid	$0	$0
Net Income	$(1,632,123)	$(1,637,936)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

ZAAHH INC.



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C...i

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS i

THE OFFERING AND THE SECURITIES 1

    The Offering 1

    The Deal Page...1

    The Securities 2

COMMISSION AND FEES..6

    Other Compensation 6

RISK FACTORS 6

    Risks Related to the Company's Business and Industry..6

    Risks Related to the Offering 9

    Risks Related to the Securities...11

    Description of the Business 14

    Business Plan..14

    The Company's Products and/or Services 14

    Competition 15

    Customer Base 15

    Intellectual Property 16

    Governmental/Regulatory Approval and Compliance...16

    Litigation 16

USE OF PROCEEDS 16

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS 17

    Indemnification...18

CAPITALIZATION, DEBT AND OWNERSHIP 18

    Capitalization..18

    Outstanding Debt...44

    Ownership 46

FINANCIAL INFORMATION...46

    Cash and Cash Equivalents...46

    Liquidity and Capital Resources..46

    Valuation 47

    Previous Offerings of Securities 47

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 47

TAX MATTERS 48

LEGAL MATTERS 48

ADDITIONAL INFORMATION..49

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,000,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). The Minimum Individual Subscription Amount is $150 and the Maximum Individual Subscription Amount is $100,000. The Company reserves the right to amend the Minimum Individual Subscription Amount and Maximum Individual Subscription Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Subscription Amounts and Maximum Individual Subscription Amounts to Investors participating in such programs without notice. The Company must raise an amount equal to or greater than the Target Offering Amount by February 11, 2023 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.com/awesome-sourdough (the "**Deal Page**"). The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Instrument attached as Exhibit B, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Nominee

The Nominee (as defined below) will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties resulting in gross proceeds to the Company of not less than $1,000,000 cash and cash equivalent (each an "**Equity Financing**"), the Securities are convertible into shares of the securities issued in said Equity Financing, at the option of the Company.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Subscription Amount**") by (a) or (b) immediately below:

(a) the quotient of $6,000,000 ("**Valuation Cap**") divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**SAFEs**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) the price per share of the securities sold in such Equity Financing multiplied by 80%.

Such conversion price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Nominee's discretion the Investor will receive, the number of converted securities equal to the quotient obtained by dividing (a) the Subscription Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Company's undergoing an **IPO** (as defined below) of its Capital Stock (as defined in the Security) or a **Change of Control** (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Subscription Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Subscription Amount divided by the quotient of (a) $6,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

In connection with the Cash Out Option, the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Subscription Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a **Dissolution Event** (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the converted securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities **nor the securities issuable upon the conversion** of the Securities have voting rights unless otherwise provided for by the Company. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote at the direction of the Chief Executive Officer of the Company.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the issuer shall pay a cash fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening intermittently throughout 2022 and into the future due to COVID-19, the Company's revenue may have been, and may continue to be, adversely affected.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, other than the Key Man Life Insurance Policy on the life of Alexander Corsini, the founder of the Company, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters")

Prior to filing this Form C, the Company engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit D. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Investors will not become equity holders until the Company decides to convert the Securities or until there is a change of control or sale of substantially all of the Company's assets. The Investor may never directly hold equity in the Company.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the Company will exercise voting control over the Securities. Upon conversion, the Securities will **continue** to be voted in line with the designee identified or pursuant to a voting agreement related to the equity securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive securities in the form of shares of Series B-CF Preferred Stock and such shares would be required to be subject to the terms of the Securities that allows a designee to vote their shares of Series B-CF Preferred Stock consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit B.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their subscription amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Zaahh Inc. is a sourdough pizza production company.

The Company conducts business in California and sells products and services through retail distributors and their customers throughout the United States. The Company's pizzas are available in about 1,800 grocery stores across the United States.

Business Plan

Zaahh Inc. was founded to create a gut friendly, nutritious, and delicious alternative to frozen pizzas. The Company's goal is to become the leader in sourdough-based frozen pizza that use clean, natural ingredients.

Zaahh Inc.'s pizzas never use yeast. The Company's traditional wheat-based crust is naturally fermented which makes the crust easier to digest, the nutrients more bioavailable while lowering the glycemic load. The Company's gluten free pizza crust uses rice instead of wheat is also naturally fermented and offers the same digestion and nutritional advantages.

Zaahh Inc.'s pizza is made by a premium co-manufacturer in New Hampshire with extensive pizza experience. This co-manufacturer has the capacity to support our needs for at least the next five years.

The Company sells pizzas through distributors to better natural and conventional grocery stores in the United States. Currently, The Company has distribution in about 1,800 stores.

The Company uses social media, public relations as well as in-store sampling, couponing and promotions to create awareness and trial of its products.

The Company's Products and/or Services

Wheat-based Sourdough Pizza

Product / Service	Description	Current Market
Cheese Pizza	Naturally fermented organic crust topped with grass fed cheese.	Families and individuals that are seeking a pizza made with cleaner

		and organic ingredients that offers nutritional, digestive and taste advantages over conventional pizzas.
Mushroom Pizza	Naturally fermented organic crust topped with grass fed cheese and organic mushrooms.	Families and individuals that are seeking a pizza made with cleaner and organic ingredients that offers nutritional, digestive and taste advantages over conventional pizzas.
Sunflower Pesto Pizza	Naturally fermented organic crust topped with grass fed cheese and sunflower seed-based pesto.	Families and individuals that are seeking a pizza made with cleaner and organic ingredients that offers nutritional, digestive and taste advantages over conventional pizzas.
Organic Pepperoni Pizza	Naturally fermented organic crust topped with grass fed cheese and organic pepperoni.	Families and individuals that are seeking a pizza made with cleaner and organic ingredients that offers nutritional, digestive and taste advantages over conventional pizzas.
Vegan Margherita	Naturally fermented organic crust topped with vegan cheese.	Families and individuals that are seeking a pizza made with cleaner and organic ingredients that offers nutritional, digestive and taste advantages over conventional pizzas.

Rice-based Gluten Free Pizza – Plant based and Vegan

Cheese	Naturally fermented rice-based organic crust topped with vegan cheese.	Families and individuals that are seeking a gluten free/vegan pizza made with cleaner and organic ingredients that offers nutritional, digestive and taste advantages over current gluten free pizzas.
Mushroom	Naturally fermented rice-based organic crust topped with vegan cheese and organic mushrooms.	Families and individuals that are seeking a gluten free/vegan pizza made with cleaner and organic ingredients that offers nutritional, digestive and taste advantages over current gluten free pizzas.

Competition

Key competitors of the Company are Amy's, Daiya, Caulipower, Against the Grain, American Flatbread and Cappellos.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

We sell our pizzas through distributors such as UNFI and KeHe to better natural and conventional grocery stores in the United States. Currently, we have distribution in about 1,800 stores. Our customers mainly include families and individuals that are seeking a pizza made with cleaner and organic ingredients that offers nutritional, digestive and taste advantages over conventional pizzas.

Supply Chain

The Company outsources the production and packing of its pizza to a co-manufacturing pizza facility in the United States. Our main suppliers include Argo Logistics Group, LLC, Carter & West PC, Ever Better Eating, Inc. Rustic Crust, Inmar, Konnect Agency, Lineage Logistics, Neil Jones, Truly Creative, Organic Prairie, and SPINS LLC.

The Company uses distributors to distribute its products to its grocery store customers throughout the United States. Certain large customers purchase products directly from the Company.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
6196853	ALEX'S AWESOME SOURDOUGH	Standard Character Mark	December 5, 2019	November 10, 2020	United States

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.


USE OF PROCEEDS


The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$60,000
Account Growth	72%	$18,000	72%	$720,000
Marketing	22%	$5,500	22%	$220,000
Total	**100%**	**$25,000**	**100%**	**$1,000,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used.

- 72% of the net proceeds of this Offering will be used to fund account growth with new and existing customers.

- 22% of the net proceeds of this Offering will be used to expand the Company's marketing initiative.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Alexander Corsini	Founder, Director and Chief Executive Officer	CEO of Zaahh Inc. (2017 to present) As CEO, he is responsible for the development of the strategic direction of the business including the financial planning, implementation and results for all functions of the business including product development, ingredient sourcing, manufacturing, supply chain, sales and marketing.	University of Southern California, BA (2013)
C. Scott Killips	Chairman and Chief Financial Officer	Chairman and CFO of Zaahh Inc. (2018 to present) As Chairman and CFO, he is responsible for directing Board matters as well as financial matters for the Company, including capital raising.	University of Denver, BS (1975); Cornell University, MBA (1977)
Steger Johnson	Director	Director of Zaahh Inc. (2018 to present) As Director, Steger oversees all aspects of the Company.	University of California, Santa Barbara BA Psychology (1972) University of California Hastings College of Law JD (1978)
Jonathan Jou	Director	Partner at Cohen Capital (2018 to present); Director of Zaahh Inc. (2020 to present) As Partner at Cohen Capital, Jonathan managers a portfolio of investments. As Director, Jonathan oversees all aspects of the Company.	Case Western Reserve University, BA European History, BS Finance (2006)
Brian Naylor	Director	Vice President at Presence Marketing (2011-2021); Director of Zaahh Inc. (2019 to present); President at Presence Marketing (2021-present)	Mansfield University, BA in Business and Economics (1995)

		As Vice President and President at Presence Marketing, he is responsible for directing the overall operations of the business. As Director, Brian oversees all aspects of the Company.	
Yoolim Lee	Controller (2018 to present)	Controller at Zaahh Inc. (2018 to present) As Controller at Zaahh Inc., she is responsible for managing the accounting and cash management functions of the company	University of California, Davis BA Business & Economics (2005)
Michel Venghiattis	Vice President Sales (2018 to present)	Vice President of Sales at Zaahh Inc. (2018 to present) As Vice President of Sales at Zaahh Inc., he is responsible for all sales activities of the Company.	No degree - Attended University of Connecticut from 1969 to 1971)

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.


CAPITALIZATION, DEBT AND OWNERSHIP


Capitalization

The Company's authorized capital stock consists of 8,500,000 shares of common stock of which 2,000,000 are issued and outstanding, par value $0.00001 per share (the "**Common Stock**") and 2,754,000 shares of preferred stock of which 2,303,652 are issued and outstanding, par value $0.00001 per share (the "**Preferred Stock**"). Of the authorized shares of Preferred Stock, 844,000 shares have been designated "**Series Seed Preferred Stock**," 1,500,000 shares have been designated "**Series A Preferred Stock**," and 410,000 shares have been designated "**Series A1 Preferred Stock**." At the closing of this Offering, assuming only the Target Offering Amount is sold, 2,000,000 shares of Common Stock and 2,303,652 shares of Preferred Stock will be issued and outstanding.

600,000 shares of Common Stock of the Company have been set aside for future awards pursuant to the Company's 2020 Stock Incentive Plan. Currently, the Company has awarded 563,334 options to purchase Common Stock of the Company.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	2,000,000
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares, which would limit, dilute, or qualify the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	41.49%*

*Fully diluted percentage ownership taking into account all unexercised warrants and options.

Type	Series Seed Preferred Stock
Amount Outstanding	843,999
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	In the event the Company at any time or from time to time after the date of the filing of the Restated Certificate of Incorporation shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, if such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any change in the consideration payable to the Corporation or in the number of shares of Common Stock issuable upon the exercise, conversion or exchange thereof (other than a change pursuant to the anti-dilution provisions of such Options or Convertible Securities such as Section 3 of the Restated Certificate of Incorporation or pursuant to Recapitalization provisions of such Options or Convertible Securities), the Conversion Price of each series of Preferred Stock and any subsequent adjustments based thereon shall be recomputed to reflect such change as if such change had been in effect as of the original issue thereof (or upon the occurrence of the record date with respect thereto).

Other Rights	**Drag Along Rights**. If at any time the Board of Directors of the Company or the Company's stockholders, with the approval of the requisite shares required under the Company's Restated Certificate of Incorporation, as may be amended from time to time (the "**Charter**"), determine to consummate an Deemed Liquidation Event (as defined in the Charter) or a sale of a majority of the then-outstanding capital stock of the Company such that stockholders of the Company immediately prior to such sale no longer own a majority of the capital stock of the Company (on an as-converted to Common Stock basis) immediately following such sale (each a "**Drag-Along Sale**") to any person or entity (the "**Proposed Transferee**"), then the Company or such selling stockholders shall have the right (a "**Drag-Along Right**") to require each Holder and Investor to (i) sell to the Proposed Transferee all of the Shares held by such Holder or Investor, as the case may be, at a price per Share equal to the per share consideration that such Holder or Investor would be entitled to receive pursuant to the Charter and (ii) to vote in favor of, consent to or otherwise approve such Drag-Along Sale. To exercise a Drag-Along Right, the Company or such selling stockholders shall give written notice to each Holder and Investor (a "**Drag-Along Notice**") executed by the Chief Executive Officer of the Company and containing (i) the name and address of the Proposed Transferee, (ii) the proposed purchase price, terms of payment and other material terms and conditions of the Proposed Transferee's offer, and (iii) a statement by the Proposed Transferee that the Proposed Transferee (a) has been informed of the Drag-Along Rights provided for in Section 5 of the Co-Sale Agreement and (b) has agreed to purchase the Company or its equity securities in accordance with the terms of Section 5.1 of the Co-Sale Agreement. Subject to Section 5.1 of the Co-Sale Agreement each Holder and Investor shall thereafter be obligated to sell to the Proposed Transferee all of such Holder's or Investor's shares in the Company or to otherwise consent to or approve of such Drag-Along Sale. To the fullest extent permitted by applicable law, each Holder and Investor hereby irrevocably waives any appraisal, dissenter's or similar rights in connection with such Drag-Along Sale and agree to execute appropriate additional waivers as required. Each Holder and Investor shall take all necessary and desirable actions requested by the Company or the selling stockholders, as applicable, in connection with the consummation of the Drag-Along Sale, including the execution of such agreements and instruments, the delivery of any stock certificates, either duly endorsed or accompanied by stock powers, and the taking of such other actions as may be reasonably necessary to provide customary representations, warranties, indemnities, and escrow/holdback arrangements relating to such sale to the Proposed Transferee. Each Holder and Investor shall

be similarly obligated with respect to, and bound by, the terms and conditions of such agreements and instruments.

Right of First Refusal.

(a) Within fifteen (15) calendar days after receipt of the Notice, the Company may elect to purchase or obtain at the price and on the terms specified in the Notice, that number of shares of Subject Stock approved by the Company's Board of Directors. In the event the total purchased shares are less than all the offered shares of Subject Stock, then the Investors (other than the Transferring Shareholder, if an Investor) may exercise the rights of first refusal set forth in Section 2.2(b) of the Co-Sale Agreement.

(b) Investors may elect to purchase or obtain, at the price and on the terms specified in the Notice, up to an amount of such shares of Subject Stock equal to that portion of such shares which equals the proportion that the number of shares of Common Stock then issued as a result of prior conversions of shares of Preferred Stock held by the Investor or issuable to the Investor upon conversion of the shares of Preferred Stock then held by the Investor bears to the sum of the number of shares of Common Stock then issued to all Investors (excluding any shares held by the Transferring Shareholder, if an Investor) as a result of prior conversions of shares of Preferred Stock held by the Investors plus the number of shares of Common Stock issuable to the Investors (excluding any shares issuable to the Transferring Shareholder, if an Investor) upon conversion of the shares of Preferred Stock then held by such Investors. An Investor shall be entitled to apportion the right of first offer hereby granted among itself and its partners and affiliates in such proportions as it deems appropriate.

(c) If all shares which the Investors are entitled to purchase pursuant to Section 2.2 of the Co-Sale Agreement are not so purchased (the "**Unexercised Shares**"), the remaining Investors who have exercised their option to purchase pursuant to Section 2.2 of the Co-Sale Agreement shall have the right to purchase their pro rata portion of any Unexercised Shares in the amounts and manner set forth in Section 2.2(b) of the Co-Sale Agreement.

(d) If all shares which the Investors are entitled to purchase pursuant to Section 2.2 of the Co-Sale Agreement are not elected to be obtained as provided herein, the Transferring Shareholder may, subject to the Co-Sale rights of the Investors set forth in Section 2.3 of the Co-Sale Agreement, offer such unsubscribed shares to any person or persons at a price not less than, and upon terms not materially more favorable to the offeree than, those specified in the Notice.

Right of Co-Sale.

(a) In the event the offered shares equaled or exceeded 10% of more of the outstanding shares of the Company on a fully diluted and as converted basis, and if the right of first refusal set forth above is not exercised in full by the Company or its assignees or the Investors in accordance with the terms of Section 2.2(b) of the Co-Sale Agreement, then each Investor (other than the Transferring Shareholder, if an Investor) shall have the right, exercisable upon written notice to the Transferring Shareholder with a copy to the Company within 15 days after the expiration of the period during which the Company or its assignees can elect whether to exercise their respective rights of first refusal, to participate in such Transfer of Subject Stock on the same terms and conditions. Such notice shall indicate the number of shares of Investor Stock up to that number of shares determined under Section 2.3(b) of the Co-Sale Agreement such Investor wishes to sell under his or her right to participate. To the extent one or more of the Investors exercise such right of participation in accordance with the terms and conditions set forth below, the number of shares of Subject Stock that such Transferring Shareholder may sell in the transaction shall be correspondingly reduced.

(b) Each Investor may sell all or any part of that number of shares equal to the product obtained by multiplying (i) the aggregate number of shares of Subject Stock covered by the Notice and not purchased by the Company or its assignees or the Investors pursuant to Section 2.2(b) of the Co-Sale Agreement by (ii) a fraction the numerator of which is the number of shares of Common Stock issued or issuable upon the conversion or exercise of Preferred Stock held by such Investor at the time of the Transfer and the denominator of which is the total number of shares of Common Stock (determined on an as if converted basis) held by the Transferring Shareholder (and not purchased by the Company or the Investors) plus the number of shares of Common Stock issued or issuable upon the conversion or exercise of Preferred Stock held by all Investors (other than the Transferring Shareholder, if an Investor) participating in the co-sale pursuant to Section 2.3 of the Co-Sale Agreement at the time of the Notice.

(c) Each Investor who elects to participate in the Transfer pursuant to Section 2.3 of the Co-Sale Agreement (a "**Co-Sale Participant**") shall effect its participation in the Transfer by promptly delivering to the Transferring Shareholder for transfer to the prospective purchaser one or more certificates, properly endorsed for transfer, which represent:

(i) the type and number of shares of Common Stock which such Co-Sale Participant elects to sell; or

(ii) that number of shares of Preferred Stock which is at such time convertible into the number of shares of Common Stock which such Co-Sale Participant elects to sell; provided, however, that if the prospective purchaser objects to the delivery of Preferred Stock in lieu of Common Stock, such Co-Sale Participant shall convert such Preferred Stock into Common Stock and deliver Common Stock as provided in Section 2.3(c)(i) of the Co-Sale Agreement above. The Company agrees to make any such conversion concurrent with and contingent upon the actual transfer of such shares to the purchaser.

(d) The stock certificate or certificates that the Co-Sale Participant delivers to the Transferring Shareholder pursuant to Section 2.3(c) of the Co-Sale Agreement shall be transferred to the prospective purchaser in consummation of the sale of the Subject Stock pursuant to the terms and conditions specified in the Notice, and the Transferring Shareholder shall concurrently therewith remit to such Co-Sale Participant that portion of the sale proceeds to which such Co-Sale Participant is entitled by reason of its participation in such sale. To the extent that any prospective purchaser or purchasers prohibits such assignment or otherwise refuses to purchase shares or other securities from a Co-Sale Participant exercising its rights of co-sale hereunder, such Transferring Shareholder shall not sell to such prospective purchaser or purchasers any shares of Subject Stock unless and until, simultaneously with such sale, such Transferring Shareholder shall purchase such shares or other securities from such Co-Sale Participant on the same terms and conditions specified in the Notice.

(e) The exercise or non-exercise of the rights of any Investor hereunder to participate in one or more Transfers of Subject Stock made by the Transferring Shareholder shall not adversely affect his right to participate in subsequent Transfers of Subject Stock subject to Section 2.3 of the Co-Sale Agreement.

(f) To the extent that the Investors do not elect to participate in the sale of the Subject Stock subject to the Notice, the Transferring Shareholder may, not later than sixty (60) days following delivery to the Company of the Notice, enter into an agreement providing for the closing of the Transfer of such Subject Stock covered by the Notice within thirty (30) days of such agreement on terms and conditions not materially more favorable to the transferor than those described in the Notice. Any proposed Transfer on terms and conditions materially more favorable than those described in the Notice, as well as any subsequent proposed Transfer of any of the Subject Stock by a Transferring Shareholder, shall again be subject to the first refusal and co-sale rights of the Company and/or Investors and shall require compliance

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by a Transferring Shareholder with the procedures described in Section 2 of the Co-Sale Agreement.

Put Option.

(a) In the event that a Transferring Shareholder should sell any Subject Stock in contravention of the co-sale rights of each Investor (a "**Prohibited Transfer**"), each Investor (other than the Transferring Shareholder, if an Investor), in addition to such other remedies as may be available at law, in equity or hereunder, shall have the put option provided below, and such Transferring Shareholder shall be bound by the applicable provisions of such option.

(b) In the event of a Prohibited Transfer, each Investor shall have the right to sell to such Transferring Shareholder the type and number of shares of Common Stock or Preferred Stock, as the case may be, equal to the number of shares each Investor would have been entitled to transfer to the purchaser under Section 2.3 of the Company's Co-Sale Agreement had the Prohibited Transfer been effected pursuant to and in compliance with the terms hereof. Such sale shall be made on the following terms and conditions:

(c) The price per share at which the shares are to be sold to the Transferring Shareholder shall be equal to the price per share paid by the purchaser to such Transferring Shareholder in such Prohibited Transfer. The Transferring Shareholder shall also reimburse each Investor for any and all fees and expenses, including legal fees and expenses, incurred in connection with the exercise or the attempted exercise of the Investor's rights under Section 2.3 of the Co-Sale Agreement.

(d) Within 90 days after the date on which an Investor received notice of the Prohibited Transfer, such Investor shall, if exercising the option created hereby, deliver to the Transferring Shareholder the certificate or certificates representing the shares to be sold, each certificate to be properly endorsed for transfer.

(e) Such Transferring Shareholder shall, upon receipt of the certificate or certificates for the shares to be sold by an Investor, pursuant to Section 4.1 of the Co-Sale Agreement, pay the aggregate purchase price therefor and the amount of reimbursable fees and expenses, as specified in Section 4.1(c) of the Co-Sale Agreement, in cash or by other means acceptable to the Investor.

Notwithstanding the foregoing, any purported Transfer by a Transferring Shareholder of Holder Stock or Investor Stock, as the case may be, in violation of Section 2 and/or Section 3 of the Company's Co-Sale Agreement shall be voidable at the option of the holders of a majority of the Investor Stock (excluding any shares of Investor Stock held by the Transferring Shareholder,

	if an Investor) if the holders of a majority of the Investor Stock (excluding any shares of Investor Stock held by the Transferring Shareholder, if an Investor) do not elect to exercise the put option set forth in Section 4 of the Co-Sale Agreement, and the Company agrees it will not effect such a Transfer nor will it treat any alleged transferee as the holder of such shares without the written consent of the holders of a majority of the Investor Stock. **Right to Convert**. In Section 3.1.1 of the Restated Certificate of Incorporation, each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion. The *"Conversion Price"* for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in this Restated Certificate.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares, which would limit, dilute, or qualify the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	16.5%*

*Fully diluted percentage ownership taking into account all unexercised warrants and options.

Type	Series A Preferred Stock
Amount Outstanding	1,221,974
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	In the event the Company at any time or from time to time after the date of the filing of the Restated Certificate of Incorporation shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, if such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any change in the consideration payable to the Corporation or in the number of shares of Common Stock issuable upon the exercise, conversion or exchange thereof (other than a change pursuant to the anti-dilution provisions of such Options or Convertible Securities such as Section 3 of the Restated Certificate of Incorporation or pursuant to Recapitalization provisions of such Options or Convertible Securities), the Conversion Price of each series of Preferred Stock and any subsequent adjustments based thereon shall be recomputed to reflect such change as if such change had been in effect as of the original issue thereof (or upon the occurrence of the record date with respect thereto).

Other Rights	**Drag Along Rights**. If at any time the Board of Directors of the Company or the Company's stockholders, with the approval of the requisite shares required under the Company's Restated Certificate of Incorporation, as may be amended from time to time (the "**Charter**"), determine to consummate an Deemed Liquidation Event (as defined in the Charter) or a sale of a majority of the then-outstanding capital stock of the Company such that stockholders of the Company immediately prior to such sale no longer own a majority of the capital stock of the Company (on an as-converted to Common Stock basis) immediately following such sale (each a "**Drag-Along Sale**") to any person or entity (the "**Proposed Transferee**"), then the Company or such selling stockholders shall have the right (a "**Drag-Along Right**") to require each Holder and Investor to (i) sell to the Proposed Transferee all of the Shares held by such Holder or Investor, as the case may be, at a price per Share equal to the per share consideration that such Holder or Investor would be entitled to receive pursuant to the Charter and (ii) to vote in favor of, consent to or otherwise approve such Drag-Along Sale. To exercise a Drag-Along Right, the Company or such selling stockholders shall give written notice to each Holder and Investor (a "**Drag-Along Notice**") executed by the Chief Executive Officer of the Company and containing (i) the name and address of the Proposed Transferee, (ii) the proposed purchase price, terms of payment and other material terms and conditions of the Proposed Transferee's offer, and (iii) a statement by the Proposed Transferee that the Proposed Transferee (a) has been informed of the Drag-Along Rights provided for in Section 5 of the Co-Sale Agreement and (b) has agreed to purchase the Company or its equity securities in accordance with the terms of Section 5.1 of the Co-Sale Agreement. Subject to Section 5.1 of the Co-Sale Agreement each Holder and Investor shall thereafter be obligated to sell to the Proposed Transferee all of such Holder's or Investor's shares in the Company or to otherwise consent to or approve of such Drag-Along Sale. To the fullest extent permitted by applicable law, each Holder and Investor hereby irrevocably waives any appraisal, dissenter's or similar rights in connection with such Drag-Along Sale and agree to execute appropriate additional waivers as required. Each Holder and Investor shall take all necessary and desirable actions requested by the Company or the selling stockholders, as applicable, in connection with the consummation of the Drag-Along Sale, including the execution of such agreements and instruments, the delivery of any stock certificates, either duly endorsed or accompanied by stock powers, and the taking of such other actions as may be reasonably necessary to provide customary representations, warranties, indemnities, and escrow/holdback arrangements relating to such sale to the Proposed Transferee. Each Holder and Investor shall

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be similarly obligated with respect to, and bound by, the terms and conditions of such agreements and instruments.

Right of First Refusal.

(a) Within fifteen (15) calendar days after receipt of the Notice, the Company may elect to purchase or obtain at the price and on the terms specified in the Notice, that number of shares of Subject Stock approved by the Company's Board of Directors. In the event the total purchased shares are less than all the offered shares of Subject Stock, then the Investors (other than the Transferring Shareholder, if an Investor) may exercise the rights of first refusal set forth in Section 2.2(b) of the Co-Sale Agreement.

(b) Investors may elect to purchase or obtain, at the price and on the terms specified in the Notice, up to an amount of such shares of Subject Stock equal to that portion of such shares which equals the proportion that the number of shares of Common Stock then issued as a result of prior conversions of shares of Preferred Stock held by the Investor or issuable to the Investor upon conversion of the shares of Preferred Stock then held by the Investor bears to the sum of the number of shares of Common Stock then issued to all Investors (excluding any shares held by the Transferring Shareholder, if an Investor) as a result of prior conversions of shares of Preferred Stock held by the Investors plus the number of shares of Common Stock issuable to the Investors (excluding any shares issuable to the Transferring Shareholder, if an Investor) upon conversion of the shares of Preferred Stock then held by such Investors. An Investor shall be entitled to apportion the right of first offer hereby granted among itself and its partners and affiliates in such proportions as it deems appropriate.

(c) If all shares which the Investors are entitled to purchase pursuant to Section 2.2 of the Co-Sale Agreement are not so purchased (the "**Unexercised Shares**"), the remaining Investors who have exercised their option to purchase pursuant to Section 2.2 of the Co-Sale Agreement shall have the right to purchase their pro rata portion of any Unexercised Shares in the amounts and manner set forth in Section 2.2(b) of the Co-Sale Agreement.

(d) If all shares which the Investors are entitled to purchase pursuant to Section 2.2 of the Co-Sale Agreement are not elected to be obtained as provided herein, the Transferring Shareholder may, subject to the Co-Sale rights of the Investors set forth in Section 2.3 of the Co-Sale Agreement, offer such unsubscribed shares to any person or persons at a price not less than, and upon terms not materially more favorable to the offeree than, those specified in the Notice.

Right of Co-Sale.

(a) In the event the offered shares equaled or exceeded 10% of more of the outstanding shares of the Company on a fully diluted and as converted basis, and if the right of first refusal set forth above is not exercised in full by the Company or its assignees or the Investors in accordance with the terms of Section 2.2(b) of the Co-Sale Agreement, then each Investor (other than the Transferring Shareholder, if an Investor) shall have the right, exercisable upon written notice to the Transferring Shareholder with a copy to the Company within 15 days after the expiration of the period during which the Company or its assignees can elect whether to exercise their respective rights of first refusal, to participate in such Transfer of Subject Stock on the same terms and conditions. Such notice shall indicate the number of shares of Investor Stock up to that number of shares determined under Section 2.3(b) of the Co-Sale Agreement such Investor wishes to sell under his or her right to participate. To the extent one or more of the Investors exercise such right of participation in accordance with the terms and conditions set forth below, the number of shares of Subject Stock that such Transferring Shareholder may sell in the transaction shall be correspondingly reduced.

(b) Each Investor may sell all or any part of that number of shares equal to the product obtained by multiplying (i) the aggregate number of shares of Subject Stock covered by the Notice and not purchased by the Company or its assignees or the Investors pursuant to Section 2.2(b) of the Co-Sale Agreement by (ii) a fraction the numerator of which is the number of shares of Common Stock issued or issuable upon the conversion or exercise of Preferred Stock held by such Investor at the time of the Transfer and the denominator of which is the total number of shares of Common Stock (determined on an as if converted basis) held by the Transferring Shareholder (and not purchased by the Company or the Investors) plus the number of shares of Common Stock issued or issuable upon the conversion or exercise of Preferred Stock held by all Investors (other than the Transferring Shareholder, if an Investor) participating in the co-sale pursuant to Section 2.3 of the Co-Sale Agreement at the time of the Notice.

(c) Each Investor who elects to participate in the Transfer pursuant to Section 2.3 of the Co-Sale Agreement (a "**Co-Sale Participant**") shall effect its participation in the Transfer by promptly delivering to the Transferring Shareholder for transfer to the prospective purchaser one or more certificates, properly endorsed for transfer, which represent:

(i) the type and number of shares of Common Stock which such Co-Sale Participant elects to sell; or

(ii) that number of shares of Preferred Stock which is at such time convertible into the number of shares of Common Stock which such Co-Sale Participant elects to sell; provided, however, that if the prospective purchaser objects to the delivery of Preferred Stock in lieu of Common Stock, such Co-Sale Participant shall convert such Preferred Stock into Common Stock and deliver Common Stock as provided in Section 2.3(c)(i) of the Co-Sale Agreement above. The Company agrees to make any such conversion concurrent with and contingent upon the actual transfer of such shares to the purchaser.

(d) The stock certificate or certificates that the Co-Sale Participant delivers to the Transferring Shareholder pursuant to Section 2.3(c) of the Co-Sale Agreement shall be transferred to the prospective purchaser in consummation of the sale of the Subject Stock pursuant to the terms and conditions specified in the Notice, and the Transferring Shareholder shall concurrently therewith remit to such Co-Sale Participant that portion of the sale proceeds to which such Co-Sale Participant is entitled by reason of its participation in such sale. To the extent that any prospective purchaser or purchasers prohibits such assignment or otherwise refuses to purchase shares or other securities from a Co-Sale Participant exercising its rights of co-sale hereunder, such Transferring Shareholder shall not sell to such prospective purchaser or purchasers any shares of Subject Stock unless and until, simultaneously with such sale, such Transferring Shareholder shall purchase such shares or other securities from such Co-Sale Participant on the same terms and conditions specified in the Notice.

(e) The exercise or non-exercise of the rights of any Investor hereunder to participate in one or more Transfers of Subject Stock made by the Transferring Shareholder shall not adversely affect his right to participate in subsequent Transfers of Subject Stock subject to Section 2.3 of the Co-Sale Agreement.

(f) To the extent that the Investors do not elect to participate in the sale of the Subject Stock subject to the Notice, the Transferring Shareholder may, not later than sixty (60) days following delivery to the Company of the Notice, enter into an agreement providing for the closing of the Transfer of such Subject Stock covered by the Notice within thirty (30) days of such agreement on terms and conditions not materially more favorable to the transferor than those described in the Notice. Any proposed Transfer on terms and conditions materially more favorable than those described in the Notice, as well as any subsequent proposed Transfer of any of the Subject Stock by a Transferring Shareholder, shall again be subject to the first refusal and co-sale rights of the Company and/or Investors and shall require compliance by a Transferring Shareholder with the procedures described in Section 2 of the Co-Sale Agreement.

Put Option.

(a) In the event that a Transferring Shareholder should sell any Subject Stock in contravention of the co-sale rights of each Investor (a "**Prohibited Transfer**"), each Investor (other than the Transferring Shareholder, if an Investor), in addition to such other remedies as may be available at law, in equity or hereunder, shall have the put option provided below, and such Transferring Shareholder shall be bound by the applicable provisions of such option.

(b) In the event of a Prohibited Transfer, each Investor shall have the right to sell to such Transferring Shareholder the type and number of shares of Common Stock or Preferred Stock, as the case may be, equal to the number of shares each Investor would have been entitled to transfer to the purchaser under Section 2.3 of the Company's Co-Sale Agreement had the Prohibited Transfer been effected pursuant to and in compliance with the terms hereof. Such sale shall be made on the following terms and conditions:

(c) The price per share at which the shares are to be sold to the Transferring Shareholder shall be equal to the price per share paid by the purchaser to such Transferring Shareholder in such Prohibited Transfer. The Transferring Shareholder shall also reimburse each Investor for any and all fees and expenses, including legal fees and expenses, incurred in connection with the exercise or the attempted exercise of the Investor's rights under Section 2.3 of the Co-Sale Agreement.

(d) Within 90 days after the date on which an Investor received notice of the Prohibited Transfer, such Investor shall, if exercising the option created hereby, deliver to the Transferring Shareholder the certificate or certificates representing the shares to be sold, each certificate to be properly endorsed for transfer.

(e) Such Transferring Shareholder shall, upon receipt of the certificate or certificates for the shares to be sold by an Investor, pursuant to Section 4.1 of the Co-Sale Agreement, pay the aggregate purchase price therefor and the amount of reimbursable fees and expenses, as specified in Section 4.1(c) of the Co-Sale Agreement, in cash or by other means acceptable to the Investor.

Notwithstanding the foregoing, any purported Transfer by a Transferring Shareholder of Holder Stock or Investor Stock, as the case may be, in violation of Section 2 and/or Section 3 of the Company's Co-Sale Agreement shall be voidable at the option of the holders of a majority of the Investor Stock (excluding any shares of Investor Stock held by the Transferring Shareholder,

	if an Investor) if the holders of a majority of the Investor Stock (excluding any shares of Investor Stock held by the Transferring Shareholder, if an Investor) do not elect to exercise the put option set forth in Section 4 of the Co-Sale Agreement, and the Company agrees it will not effect such a Transfer nor will it treat any alleged transferee as the holder of such shares without the written consent of the holders of a majority of the Investor Stock.
	Right to Convert.
	In Section 3.1.1 of the Restated Certificate of Incorporation, each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion. The **_"Conversion Price"_** for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in this Restated Certificate.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares, which would limit, dilute, or qualify the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	23.89%*

*Fully diluted percentage ownership taking into account all unexercised warrants and options.

Type	Series A1 Preferred Stock
Amount Outstanding	237,679
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	In the event the Company at any time or from time to time after the date of the filing of the Restated Certificate of Incorporation shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, if such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any change in the consideration payable to the Corporation or in the number of shares of Common Stock issuable upon the exercise, conversion or exchange thereof (other than a change pursuant to the anti-dilution provisions of such Options or Convertible Securities such as Section 3 of the Restated Certificate of Incorporation or pursuant to Recapitalization provisions of such Options or Convertible Securities), the Conversion Price of each series of Preferred Stock and any subsequent adjustments based thereon shall be recomputed to reflect such change as if such change had been in effect as of the original issue thereof (or upon the occurrence of the record date with respect thereto).

Other Rights	**Drag Along Rights**. If at any time the Board of Directors of the Company or the Company's stockholders, with the approval of the requisite shares required under the Company's Restated Certificate of Incorporation, as may be amended from time to time (the "**Charter**"), determine to consummate an Deemed Liquidation Event (as defined in the Charter) or a sale of a majority of the then-outstanding capital stock of the Company such that stockholders of the Company immediately prior to such sale no longer own a majority of the capital stock of the Company (on an as-converted to Common Stock basis) immediately following such sale (each a "**Drag-Along Sale**") to any person or entity (the "**Proposed Transferee**"), then the Company or such selling stockholders shall have the right (a "**Drag-Along Right**") to require each Holder and Investor to (i) sell to the Proposed Transferee all of the Shares held by such Holder or Investor, as the case may be, at a price per Share equal to the per share consideration that such Holder or Investor would be entitled to receive pursuant to the Charter and (ii) to vote in favor of, consent to or otherwise approve such Drag-Along Sale. To exercise a Drag-Along Right, the Company or such selling stockholders shall give written notice to each Holder and Investor (a "**Drag-Along Notice**") executed by the Chief Executive Officer of the Company and containing (i) the name and address of the Proposed Transferee, (ii) the proposed purchase price, terms of payment and other material terms and conditions of the Proposed Transferee's offer, and (iii) a statement by the Proposed Transferee that the Proposed Transferee (a) has been informed of the Drag-Along Rights provided for in Section 5 of the Co-Sale Agreement and (b) has agreed to purchase the Company or its equity securities in accordance with the terms of Section 5.1 of the Co-Sale Agreement. Subject to Section 5.1 of the Co-Sale Agreement each Holder and Investor shall thereafter be obligated to sell to the Proposed Transferee all of such Holder's or Investor's shares in the Company or to otherwise consent to or approve of such Drag-Along Sale. To the fullest extent permitted by applicable law, each Holder and Investor hereby irrevocably waives any appraisal, dissenter's or similar rights in connection with such Drag-Along Sale and agree to execute appropriate additional waivers as required. Each Holder and Investor shall take all necessary and desirable actions requested by the Company or the selling stockholders, as applicable, in connection with the consummation of the Drag-Along Sale, including the execution of such agreements and instruments, the delivery of any stock certificates, either duly endorsed or accompanied by stock powers, and the taking of such other actions as may be reasonably necessary to provide customary representations, warranties, indemnities, and escrow/holdback arrangements relating to such sale to the Proposed Transferee. Each Holder and Investor shall

be similarly obligated with respect to, and bound by, the terms and conditions of such agreements and instruments.

Right of First Refusal.

(a) Within fifteen (15) calendar days after receipt of the Notice, the Company may elect to purchase or obtain at the price and on the terms specified in the Notice, that number of shares of Subject Stock approved by the Company's Board of Directors. In the event the total purchased shares are less than all the offered shares of Subject Stock, then the Investors (other than the Transferring Shareholder, if an Investor) may exercise the rights of first refusal set forth in Section 2.2(b) of the Co-Sale Agreement.

(b) Investors may elect to purchase or obtain, at the price and on the terms specified in the Notice, up to an amount of such shares of Subject Stock equal to that portion of such shares which equals the proportion that the number of shares of Common Stock then issued as a result of prior conversions of shares of Preferred Stock held by the Investor or issuable to the Investor upon conversion of the shares of Preferred Stock then held by the Investor bears to the sum of the number of shares of Common Stock then issued to all Investors (excluding any shares held by the Transferring Shareholder, if an Investor) as a result of prior conversions of shares of Preferred Stock held by the Investors plus the number of shares of Common Stock issuable to the Investors (excluding any shares issuable to the Transferring Shareholder, if an Investor) upon conversion of the shares of Preferred Stock then held by such Investors. An Investor shall be entitled to apportion the right of first offer hereby granted among itself and its partners and affiliates in such proportions as it deems appropriate.

(c) If all shares which the Investors are entitled to purchase pursuant to Section 2.2 of the Co-Sale Agreement are not so purchased (the "**Unexercised Shares**"), the remaining Investors who have exercised their option to purchase pursuant to Section 2.2 of the Co-Sale Agreement shall have the right to purchase their pro rata portion of any Unexercised Shares in the amounts and manner set forth in Section 2.2(b) of the Co-Sale Agreement.

(d) If all shares which the Investors are entitled to purchase pursuant to Section 2.2 of the Co-Sale Agreement are not elected to be obtained as provided herein, the Transferring Shareholder may, subject to the Co-Sale rights of the Investors set forth in Section 2.3 of the Co-Sale Agreement, offer such unsubscribed shares to any person or persons at a price not less than, and upon terms not materially more favorable to the offeree than, those specified in the Notice.

Put Option.

(a) In the event that a Transferring Shareholder should sell any Subject Stock in contravention of the co-sale rights of each Investor (a "**Prohibited Transfer**"), each Investor (other than the Transferring Shareholder, if an Investor), in addition to such other remedies as may be available at law, in equity or hereunder, shall have the put option provided below, and such Transferring Shareholder shall be bound by the applicable provisions of such option.

(b) In the event of a Prohibited Transfer, each Investor shall have the right to sell to such Transferring Shareholder the type and number of shares of Common Stock or Preferred Stock, as the case may be, equal to the number of shares each Investor would have been entitled to transfer to the purchaser under Section 2.3 of the Company's Co-Sale Agreement had the Prohibited Transfer been effected pursuant to and in compliance with the terms hereof. Such sale shall be made on the following terms and conditions:

(c) The price per share at which the shares are to be sold to the Transferring Shareholder shall be equal to the price per share paid by the purchaser to such Transferring Shareholder in such Prohibited Transfer. The Transferring Shareholder shall also reimburse each Investor for any and all fees and expenses, including legal fees and expenses, incurred in connection with the exercise or the attempted exercise of the Investor's rights under Section 2.3 of the Co-Sale Agreement.

(d) Within 90 days after the date on which an Investor received notice of the Prohibited Transfer, such Investor shall, if exercising the option created hereby, deliver to the Transferring Shareholder the certificate or certificates representing the shares to be sold, each certificate to be properly endorsed for transfer.

(e) Such Transferring Shareholder shall, upon receipt of the certificate or certificates for the shares to be sold by an Investor, pursuant to Section 4.1 of the Co-Sale Agreement, pay the aggregate purchase price therefor and the amount of reimbursable fees and expenses, as specified in Section 4.1(c) of the Co-Sale Agreement, in cash or by other means acceptable to the Investor.

Notwithstanding the foregoing, any purported Transfer by a Transferring Shareholder of Holder Stock or Investor Stock, as the case may be, in violation of Section 2 and/or Section 3 of the Company's Co-Sale Agreement shall be voidable at the option of the holders of a majority of the Investor Stock (excluding any shares of Investor Stock held by the Transferring Shareholder, if an Investor) if the holders of a majority of the Investor Stock (excluding any shares of Investor Stock held by the Transferring Shareholder, if an Investor) do not elect to exercise the put option set forth in Section 4 of the Co-Sale Agreement, and the Company agrees it will not effect such a Transfer nor will it treat any alleged transferee as the holder of such shares without the written consent of the holders of a majority of the Investor Stock.

Right of Co-Sale.

(a) In the event the offered shares equaled or exceeded 10% of more of the outstanding shares of the Company on a fully diluted and as converted basis, and if the right of first refusal set forth above is not exercised in full by the Company or its assignees or the Investors in accordance with the terms of Section 2.2(b) of the Co-Sale Agreement, then each Investor (other than the Transferring Shareholder, if an Investor) shall have the right, exercisable upon written notice to the Transferring Shareholder with a copy to the Company within 15 days after the expiration of the period during which the Company or its assignees can elect whether to exercise their respective rights of first refusal, to participate in such Transfer of Subject Stock on the same terms and conditions. Such notice shall indicate the number of shares of Investor Stock up to that number of shares determined under Section 2.3(b) of the Co-Sale Agreement such Investor wishes to sell under his or her right to participate. To the extent one or more of the Investors exercise such right of participation in accordance with the terms and conditions set forth below, the number of shares of Subject Stock that such Transferring Shareholder may sell in the transaction shall be correspondingly reduced.

(b) Each Investor may sell all or any part of that number of shares equal to the product obtained by multiplying (i) the aggregate number of shares of Subject Stock covered by the Notice and not purchased by the Company or its assignees or the Investors pursuant to Section 2.2(b) of the Co-Sale Agreement by (ii) a fraction the numerator of which is the number of shares of Common Stock issued or issuable upon the conversion or exercise of Preferred Stock held by such Investor at the time of the Transfer and the denominator of which is the total number of shares of Common Stock (determined on an as if converted basis) held by the Transferring Shareholder (and not purchased by the Company or the Investors) plus the number of shares of Common Stock issued or issuable upon the conversion or exercise of Preferred Stock held by all Investors (other than the Transferring Shareholder, if an Investor) participating in the co-sale pursuant to Section 2.3 of the Co-Sale Agreement at the time of the Notice.

(c) Each Investor who elects to participate in the Transfer pursuant to Section 2.3 of the Co-Sale Agreement (a "**Co-Sale Participant**") shall effect its participation in the Transfer by promptly delivering to the Transferring Shareholder for transfer to the prospective purchaser one or more certificates, properly endorsed for transfer, which represent:

(i) the type and number of shares of Common Stock which such Co-Sale Participant elects to sell; or

(ii) that number of shares of Preferred Stock which is at such time convertible into the number of shares of Common Stock which such Co-Sale Participant elects to sell; provided, however, that if the prospective purchaser objects to the delivery of Preferred Stock in lieu of Common Stock, such Co-Sale Participant shall convert such Preferred Stock into Common Stock and deliver Common Stock as provided in Section 2.3(c)(i) of the Co-Sale Agreement above. The Company agrees to make any such conversion concurrent with and contingent upon the actual transfer of such shares to the purchaser.

(d) The stock certificate or certificates that the Co-Sale Participant delivers to the Transferring Shareholder pursuant to Section 2.3(c) of the Co-Sale Agreement shall be transferred to the prospective purchaser in consummation of the sale of the Subject Stock pursuant to the terms and conditions specified in the Notice, and the Transferring Shareholder shall concurrently therewith remit to such Co-Sale Participant that portion of the sale proceeds to which such Co-Sale Participant is entitled by reason of its participation in such sale. To the extent that any prospective purchaser or purchasers prohibits such assignment or otherwise refuses to purchase shares or other securities from a Co-Sale Participant exercising its rights of co-sale hereunder, such Transferring Shareholder shall not sell to such prospective purchaser or purchasers any shares of Subject Stock unless and until, simultaneously with such sale, such Transferring Shareholder shall purchase such shares or other securities from such Co-Sale Participant on the same terms and conditions specified in the Notice.

(e) The exercise or non-exercise of the rights of any Investor hereunder to participate in one or more Transfers of Subject Stock made by the Transferring Shareholder shall not adversely affect his right to participate in subsequent Transfers of Subject Stock subject to Section 2.3 of the Co-Sale Agreement.

(f) To the extent that the Investors do not elect to participate in the sale of the Subject Stock subject to the Notice, the Transferring Shareholder may, not later than sixty (60) days following delivery to the Company of the Notice, enter into an agreement providing for the closing of the Transfer of such Subject Stock covered by the Notice within thirty (30) days of such agreement on terms and conditions not materially more favorable to the transferor than those described in the Notice. Any proposed Transfer on terms and conditions materially more favorable than those described in the Notice, as

	well as any subsequent proposed Transfer of any of the Subject Stock by a Transferring Shareholder, shall again be subject to the first refusal and co-sale rights of the Company and/or Investors and shall require compliance by a Transferring Shareholder with the procedures described in Section 2 of the Co-Sale Agreement. **Right to Convert**. In Section 3.1.1 of the Restated Certificate of Incorporation, each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion. The **"Conversion Price"** for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in this Restated Certificate.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares, which would limit, dilute, or qualify the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	4.65%*

*Fully diluted percentage ownership taking into account all unexercised warrants and options.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	Warrants
Amount Outstanding	249,064
Voting Rights	N/A
Anti-Dilution Rights	N/A

| **Material Terms** | *Number of Shares.* Subject to any previous exercise of the Warrant and prior to (or in connection with) the expiration of this Warrant as provided in Section 8 of the Warrant to Purchase Series A Preferred Stock, the Holder shall have the right to purchase up to that number of Shares, as determined by dividing (A) ten percent (10%) of the original principal amount of the Note purchased by the Holder on even date herewith by (B) the Exercise Price.

Exercise Price. The exercise price per Share shall be equal to $2.40 (the "*Exercise Price*").

Exercise Period. This Warrant shall be exercisable, in whole or in part, (x) beginning on the issuance date of this Warrant, and (y) ending on the earliest to occur of: (i) the ten (10) year anniversary of the issuance date of this Warrant and (ii) the closing of a Deemed Liquidation Event (as defined in Section 7 of the Warrant to Purchase Series A Preferred Stock below).

Exercise of the Warrant.

Exercise. The purchase rights represented by this Warrant may be exercised at the election of the Holder, in accordance with Section 1 of the Warrant to Purchase Series A Preferred Stock, by:

the tender to the Company at its principal office (or such other office or agency as the Company may designate) of a notice of exercise in the form of Exhibit A (the "*Notice of Exercise*"), duly completed and executed by or on behalf of the Holder, together with the surrender of this Warrant; and

the payment to the Company of an amount equal to (x) the Exercise Price multiplied by (y) the number of Shares being purchased, by wire transfer or certified, cashier's or other check acceptable to the Company and payable to the order of the Company.

Net Issue Exercise. In lieu of exercising this Warrant pursuant to Section 2(a)(ii) of the Warrant to Purchase Series A Preferred Stock, if the fair market value of one Share is greater than the Exercise Price (at the date of calculation as set forth below), the Holder may elect to receive a number of Shares equal to the value of this Warrant (or of any portion of this Warrant being canceled) by surrender of this Warrant at the principal office of the Company (or such other office or agency as the Company may designate) together with a properly completed and executed Notice of Exercise reflecting such election, in which event the Company shall issue to the Holder that number of Shares computed using the following formula:

$$X = \frac{Y\,(A-B)}{A}$$ |

	Where:
	X = The number of Shares to be issued to the Holder
	Y = The number of Shares purchasable under this Warrant or, if only a portion of the Warrant is being exercised, the portion of the Warrant being canceled (at the date of such calculation)
	A = The fair market value of one Share (at the date of such calculation)
	B = The Exercise Price (as adjusted to the date of such calculation)
	For purposes of the calculation above, the fair market value of one Share shall be determined by the Board of Directors of the Company, acting in good faith; *provided, however,* that:
	where a public market exists for the Company's common stock at the time of such exercise, the fair market value per Share shall be the product of (x) the average of the closing bid prices of the common stock or the closing price quoted on the national securities exchange on which the common stock is listed as published in the *Wall Street Journal*, as applicable, for the ten (10) trading day period ending five (5) trading days prior to the date of determination of fair market value and (y) the number of shares of common stock into which each Share is convertible at the time of such exercise, as applicable; and
	if the Warrant is exercised in connection with the Company's initial public offering of common stock, the fair market value per Share shall be the product of (x) the per share offering price to the public of the Company's initial public offering and (y) the number of shares of common stock into which each Share is convertible at the time of such exercise, as applicable.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares, which would limit, dilute, or qualify the Securities.
Percentage ownership of the Company by the holders of such security (assuming exercise prior to the Offering).	4.87%*

*Fully diluted percentage ownership taking into account all unexercised warrants and options.

Type	Options to Purchase Common Stock
Amount Outstanding	563,334
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	Many of the Options are subject to a 4 years vesting schedule. The Exercise Price per options ranges from $0.75 to $2.10.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares, which would limit, dilute or qualify the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	11.01%*

*Fully diluted percentage ownership taking into account all unexercised warrants and options.

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Credit Card
Creditor	Master Card
Amount Outstanding	$28,888.24
Interest Rate and Amortization Schedule	22.4%
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	N/A
Date Entered Into	08/16/22

Type	Credit Card
Creditor	Chase
Amount Outstanding	$60,696.00
Interest Rate and Amortization Schedule	21.4%
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	N/A
Date Entered Into	08/16/22

Type	Accounts Payable
Creditor	Vendor Bills
Amount Outstanding	$141,076.57
Interest Rate and Amortization Schedule	N/A
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	N/A
Date Entered Into	08/16/22

Type	Line of Credit
Creditor	Ampla
Amount Outstanding	$258,999.24
Interest Rate and Amortization Schedule	16%
Description of Collateral	PO, AR and Inventory Financing
Other Material Terms	N/A
Maturity Date	N/A
Date Entered Into	08/02/2022

Type	Line of Credit
Creditor	Marcus by Goldman Sachs
Amount Outstanding	$64,386.23
Interest Rate and Amortization Schedule	7.99%
Description of Collateral	Business Line of Credit
Other Material Terms	N/A
Maturity Date	3/13/2023
Date Entered Into	08/02/2022

Type	Short Term Loans
Creditor	C Scott Killips
Amount Outstanding	$1,115,000
Interest Rate and Amortization Schedule	10.0%
Description of Collateral	None
Other Material Terms	Warrants were issued to creditor in exchange for amount outstanding.
Maturity Date	N/A
Date Entered Into	September 2021 – October 2022

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Alexander Corsini	1,612,321 shares of Common Stock	37.46%
Steger Johnson	20,434 shares of Common Stock 700,000 shares of Series Seed Preferred Stock 185,686 shares of Series A Preferred Stock 20,424 shares of Series A1 Preferred Stock	21.53%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit A</u>.

Cash and Cash Equivalents

As of November 30, 2022, the Company had an aggregate of $160,000 in cash and cash equivalents, leaving the Company with approximately 5 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

See the section above titled "Capital Expenditures and Other Obligations" for a description of the Company's outstanding debt.

The Company does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Convertible Promissory Notes*	$1,517,500	768,849	Working Capital	November 1, 2019 – March 31, 2020	Regulation D (Rule 506(b))
Series A Preferred Stock	$800,000	333,233	Working Capital	April 30, 2021 – October 1, 2021	Regulation D (Rule 506(b))
Series A-1 Preferred Stock	$290,786	237,679	Working Capital	August 28, 2022 – September 20, 2022	Section 4(a)(2)
Warrants	$1,070,000	44,583	Working Capital	September 21, 2021 – October 4, 2022	Section 4(a)(2)

*Convertible Promissory Notes converted into 768,849 shares of Series A Preferred Stock in June of 2021.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

- The Company received stockholder loans totaling an aggregate of $1,115,000. The unpaid principal amount of all related notes shall bear interest at the lower of (i) 10% per annum or (ii) the highest interest rate permitted by applicable law, from the date of issuance until repaid in full. In conjunction with the issuance of the loans from related parties, the Company issued 64,104 warrants to stockholders.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://awesomesourdough.com/

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

DocuSigned by:
Alexander Corsini
A5138D9C1AF94C4...
(Signature)

Alexander Corsini
(Name)

Founder, Director and Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:
Alexander Corsini
A5138D9C1AF94C4...
(Signature)

Alexander Corsini
(Name)

Founder, Director and Chief Executive Officer
(Title)

12/13/2022
(Date)

DocuSigned by:
C. Scott Killips
D9E20174299A4F5...
(Signature)

C. Scott Killips
(Name)

Director and Chief Financial Officer
(Title)

12/13/2022
(Date)

DocuSign Envelope ID: 4F2C6976-78C6-4B9C-AAA2-E391CECB6CB6

DocuSigned by:
Yoolim Shin
D973A780F01E4F1...

(Signature)

Yoolim Lee

(Name)

Controller

(Title)

12/13/2022

(Date)

DocuSigned by:
Steger Johnson
69AA6AC05F304CD...

(Signature)

Steger Johnson

(Name)

Director

(Title)

12/13/2022

(Date)

DocuSigned by:
Jonathan Jou
CE72C64878ED47E...

(Signature)

Jonathan Jou

(Name)

Director

(Title)

12/13/2022

(Date)

DocuSigned by:
Brian Naylor
BB8B95D0A58445D...

(Signature)

Brian Naylor

(Name)

Director

(Title)

12/13/2022

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

ZAAHH INC.

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Independent Accountant's Review Report 2

Balance Sheets 3

Statements of Income 4

Statements of Equity 5

Statements of Cash Flows 6

Notes to the Financial Statements 7



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Zaahh Inc.
San Anselmo, California

We have reviewed the accompanying financial statements of Zaahh Inc., which comprise the balance sheets as of December 31, 2020, and 2019, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Zaahh Inc. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
December 16, 2021

275 HILL STREET, SUITE 260 • RENO, NV 89501 • 775.525.1TAX (1829) • WWW.BELLE.CPA

ZAAHH INC.
BALANCE SHEETS
DECEMBER 31, 2020 AND 2019
(unaudited)

ASSETS

		2020		2019
CURRENT ASSETS				
Cash and cash equivalents	$	75,490	$	288,623
Accounts receivable, net		331,320		16,269
Inventory		439,144		32,888
Convertible notes receivable		-		910,000
Prepaid expenses and other current assets		2,930		13,996
TOTAL CURRENT ASSETS		848,884		1,261,776
PROPERTY AND EQUIPMENT				
Property and equipment, net		17,222		9,940
OTHER ASSETS				
Deposit		-		2,000
TOTAL ASSETS	$	866,106	$	1,273,716

LIABILITIES AND SHAREHOLDERS' EQUITY

		2020		2019
CURRENT LIABILITIES				
Accounts payable	$	495,161	$	64,926
Accrued expenses		67,573		2,796
SBA PPP loan		39,100		-
TOTAL CURRENT LIABILITIES		601,834		67,722
LONG-TERM LIABILITIES				
Convertible notes		1,658,811		1,149,515
TOTAL LONG-TERM LIABILITIES		1,658,811		1,149,515
TOTAL LIABILITIES		2,260,645		1,217,237
SHAREHOLDERS' EQUITY				
Preferred stock, see note 7		8		8
Common stock, see note 7		20		20
Additional paid-in capital		887,037		700,119
Accumulated deficit		(2,281,604)		(643,668)
TOTAL SHAREHOLDERS' EQUITY		(1,394,539)		56,479
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	866,106	$	1,273,716

See independent accountant's review report and accompanying notes to financial statements.

ZAAHH INC.
STATEMENTS OF INCOME
DECEMBER 31, 2020 AND 2019
(unaudited)

	2020	2019
REVENUES	$ 1,331,221	$ 106,106
COST OF GOODS SOLD	1,181,503	82,967
GROSS PROFIT	149,718	23,139
OPERATING EXPENSES		
General and administrative	729,218	391,882
Sales and marketing	820,303	164,424
TOTAL OPERATING EXPENSES	1,549,521	556,306
NET OPERATING LOSS	(1,399,803)	(533,167)
OTHER INCOME/(EXPENSES)		
Interest expense	(91,731)	(12,663)
Change in value of warrants	(140,328)	-
Stock compensation expense	(12,074)	-
EIDL grant	6,000	-
TOTAL OTHER EXPENSES	(238,133)	(12,663)
NET LOSS	$ (1,637,936)	$ (545,830)

See independent accountant's review report and accompanying notes to financial statements.

ZAAHH INC.
STATEMENTS OF EQUITY
DECEMBER 31, 2020 AND 2019
(unaudited)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount			
BEGINNING BALANCE, JANUARY 1, 2019	810,666	$ 8	2,000,000	$ 20	301,972	$ (97,838)	$ 204,162
Issuance of preferred stock	33,334	-	-	-	325,000	-	$ 325,000
Additional paid-in capital - warrants	-	-	-	-	73,147	-	$ 73,147
Net loss	-	-	-	-	-	(545,830)	$ (545,830)
ENDING BALANCE, DECEMBER 31, 2019	844,000	$ 8	2,000,000	$ 20	700,119	$ (643,668)	$ 56,479
Additional paid-in capital - stock options	-	-	-	-	12,074	-	$ 12,074
Additional paid-in capital - warrants	-	-	-	-	174,844	-	$ 174,844
Net loss	-	-	-	-	-	(1,637,936)	$ (1,637,936)
ENDING BALANCE, DECEMBER 31, 2020	**844,000**	**$ 8**	**2,000,000**	**$ 20**	**$ 887,037**	**$ (2,281,604)**	**$ (1,394,539)**

See independent accountant's review report and accompanying notes to financial statements.

ZAAHH INC.
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2020 AND 2019
(unaudited)

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (1,637,936)	$ (545,830)
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation expense	4,943	2,840
Amortization and change of value of discount on convertible note	156,862	6,095
Convertible note issued in exchange for services	150,000	25,000
Issuance of stock options	12,074	-
(Increase) decrease in assets:		
Accounts receivable	(315,051)	(7,589)
Inventory	(406,256)	(20,269)
Prepaid expenses and other current assets	11,066	(13,996)
Deposits	2,000	(2,000)
Increase (decrease) in liabilities:		
Accounts payable	430,235	55,157
Accrued interest on convertible notes	72,278	6,567
Accrued expenses	64,777	2,796
CASH USED FOR OPERATING ACTIVITIES	(1,455,008)	(491,229)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for fixed assets	(12,225)	-
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES	(12,225)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of convertible notes	1,215,000	275,000
Issuance of SBA PPP loan	39,100	-
Due to related party	-	-
Issuance of preferred stock	-	325,000
CASH PROVIDED BY FINANCING ACTIVITIES	1,254,100	600,000
NET INCREASE (DECREASE) IN CASH	(213,133)	108,771
CASH AT BEGINNING OF YEAR	288,623	179,852
CASH AT END OF YEAR	$ 75,490	$ 288,623
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ 2,920	$ -
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

ZAAHH INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019
(unaudited)

1.   **Summary of Significant Accounting Policies**

The Company
Zaahh Inc. dba Alex's Awesome Sourdough (the "Company") was incorporated in the State of Delaware on November 9, 2017. The Company distributes and markets gluten-friendly and delicious frozen sourdough pizzas to better grocery retailers in the United States. Manufacturing is outsourced to a co-manufacturer.

Going Concern
Since Inception, the Company has relied on funds from convertible notes, preferred stock, and common stock issued to fund its operations. As of December 31, 2020, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, and 2019, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2021 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2020.

See independent accountant's review report.

ZAAHH INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019
(unaudited)

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Accounts Receivable

The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2020, and 2019, the Company believed all amounts in accounts receivable are collectable.

Inventory

Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2020, and 2019, the balance of inventory related to finished goods was $384,634 and nil and the balance of inventory related to raw materials was $54,510 and $32,888.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over three to five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

See independent accountant's review report.

ZAAHH INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019
(unaudited)

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling gluten-friendly and delicious frozen sourdough pizzas. The Company's payments are generally collected upfront. For years ending December 31, 2020 and 2019 the Company recognized $1,331,221 and $106,106 in revenue, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

ZAAHH INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019
(unaudited)

1.   **Summary of Significant Accounting Policies (continued)**

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Stock Compensation Expense
ASC 718, Compensation – Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees and non-employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values at the grant date. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, Equity – Based Payments to Non-Employees. Measurement of share-based payment transactions with non-employees is based on the fair grant date FV of equity instruments. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date. Share-based compensation expense for the years ended December 31, 2020 and 2019 was $12,074 and nil, respectively.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity.* ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

See independent accountant's review report.

ZAAHH INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019
(unaudited)

2.   Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   Inventory

Inventory consisted of the following at December 31, 2020, and 2019:

Inventory:	2020	2019
Materials & Packaging	$ 54,510	$ 32,888
Finished goods	384,634	-
	439,144	32,888
Total	$ 439,144	$ 32,888

4.   Property and Equipment

Property and equipment consisted of the following at December 31, 2020, and 2019:

Property and equipment at cost:	2020	2019
Office Equipment	$ 26,425	$ 14,200
	26,425	14,200
Less: Accumulated depreciation	9,203	4,260
Total	$ 17,222	$ 9,940

5.   Convertible Notes

The Company has issued several promissory notes. In 2019, ten promissory notes were issued for a total of $1,185,000 with 6% APRs and maturity dates in 2022. Of this amount, a total of $910,000 of funds were not received until 2020. In 2020, three promissory notes were issued for a total of $305,000, with 6% APRs and maturity dates in 2022. As of December 31, 2020 and 2019, the Company has recorded a total of $78,845 and $6,567 of accrued interest on the principal of the convertible notes. In conjunction with the issuance of the convertible notes, warrants were issued. See Note 7 for further discussion of the warrants and associated discount on convertible notes.

Additionally, during 2019, the Company entered into a convertible note agreement with Presence Marketing Company. Under the terms of this note, the Company is to pay Presence Marketing Company a total of either 5% of net revenue per month, or $12,500 per month (whichever is greater), in the form of a convertible promissory note. This note carries no interest, discount rate, or maturity date. The balance of this note as of December 31, 2020, and 2019 was $175,000 and $25,000, respectively.

See independent accountant's review report.
- 11 -

6.   SBA PPP Loan

In 2020, the Company received loan proceeds of $39,100 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The PPP Loan and accrued interest are forgivable after twenty-four weeks, as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during twenty-four-week period.

The PPP Loan is evidenced by a promissory note, between the Company, as Borrower, and The Small Business Association., as Lender. The interest rate on the Note is 1% per annum, with interest accruing on the unpaid principal balance computed on the basis of the actual number of days elapsed in a year of 360 days. No payments of principal or interest are due during the six-month period beginning on the date of the Note.

As noted above, the principal and accrued interest under the Note evidencing the PPP Loan are forgivable after twenty-four weeks as long the Company has used the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels.
The amount of loan forgiveness will be reduced if the Company terminates employees or reduces salaries during the twenty-four-week period. The Company used the proceeds for purposes consistent with the PPP loan. In order to obtain full or partial forgiveness of the PPP Loan, the Company must request forgiveness and must provide satisfactory documentation in accordance with applicable Small Business Administration ("SBA") guidelines. Interest payable on the Note may be forgiven only if the SBA agrees to pay such interest on the forgiven principal amount of the Note. The Company will be obligated to repay any portion of the principal amount of the Note that is not forgiven, together with interest accrued and accruing thereon at the rate set forth above, until such unforgiven portion is paid in full.

As of December 31, 2020, the Company believes that the PPP funds were used appropriately for all funds to be forgiven once the SBA processes the loan forgiveness application.

7.   Equity

Preferred Stock
Under the articles of incorporation, the total number of preferred shares of stock that the Corporation shall have authority to issue is 3,000,000 shares at a $0.00001 par value per share. As of December 31, 2020, and 2019, 844,000 shares of Preferred Stock have been issued and are outstanding.

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 2,000,000 shares, at a $0.00001 par value per share. As of December 31, 2020, and 2019, 2,000,000 shares have been issued and are outstanding.

ZAAHH INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019
(unaudited)

7.   Equity (continued)

Stock Warrants
In conjunction with all the convertible note issuances discussed in Note 5, the Company issued detachable warrants. Under these agreements, the investors are allowed to purchase up to an additional 20% of shares of the Company's common stock, par value $0.0001 per share, at an exercise price of $0.75 - $2.10 per share, exercisable within ten years of the issuance date. During the year ending December 31, 2019, total funds received of $1,185,000 were allocated $73,148 to the warrants and $1,111,852 to the notes. During the year ending December 31, 2020, total funds received of $305,000 were allocated $34,514 to the warrants and $270,486 to the notes. The values assigned to both the notes and the warrants were allocated based on their relative fair values. The relative fair value of the warrants at the time of issuance, which was determined using the Black- Scholes option-pricing model, was recorded as additional paid-in capital and reduced the carrying value of the note. The discount on the note is being amortized to interest expense over the term of the note. At December 31, 2020 and 2019, the unamortized discount on the note is $225,362 and $67,052, respectively. During the year ending December 31, 2020, the Company recorded a change in value of the convertible notes issued during 2019 in the amount of $140,328.

Equity Incentive
The Company's 2019 Equity Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 1,500,000 shares of common stock. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. Share awards generally vest over four years with a one year cliff. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the Plan. As of December 31, 2020 and 2019, 508,500 and 358,500 shares have been issued under the Plan, respectively. As of December 31, 2020, no options have been exercised.

8.   Going Concern

These financial statements are prepared on a going concern basis. The Company registered on November 9, 2017 and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

9.   Subsequent Events

Convertible Note Converted
Between January 2021 and April 2021, the convertible note balance for Presence Marketing Company increased from $175,000 to $225,000. Then, in May 2021, the convertible note with Presence Marketing Company, discussed in Note 5 (along with the additional 2021 amounts), fully converted to 101,160 shares of preferred stock in the Company.

ZAAHH INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019
(unaudited)

9. **Subsequent Events (continued)**

SBA PPP Loan
In January 2021, the Company received notice that the PPP loan was forgiven as mentioned in Note 7.

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Managements Evaluation
The Company has evaluated subsequent events through December 16, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

ZAAHH INC.

FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Independent Accountant's Review Report 2

Balance Sheet 3

Statement of Income 4

Statement of Equity 5

Statement of Cash Flows 6

Notes to the Financial Statements 7



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Zaahh Inc.
San Anselmo, California

We have reviewed the accompanying financial statements of Zaahh Inc., which comprise the balance sheet as of December 31, 2021, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Zaahh Inc. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
July 5, 2022

275 HILL STREET, SUITE 260 • RENO, NV 89501 • 775.525.1TAX (1829) • WWW.BELLE.CPA

ZAAHH INC.
BALANCE SHEET
DECEMBER 31, 2021
(unaudited)

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	92,195
Accounts receivable, net		333,133
Inventory		477,683
Prepaid expenses and other current assets		6,434
TOTAL CURRENT ASSETS		909,445
PROPERTY AND EQUIPMENT		
Property and equipment, net		22,706
TOTAL ASSETS	$	932,151

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	740,300
Accrued expenses		112,500
TOTAL CURRENT LIABILITIES		852,800
LONG-TERM LIABILITIES		
Notes payable - related parties		598,441
TOTAL LONG-TERM LIABILITIES		598,441
TOTAL LIABILITIES		1,451,241
SHAREHOLDERS' EQUITY		
Preferred stock, see note 6		21
Common stock, see note 6		20
Additional paid-in capital		3,338,242
Accumulated deficit		(3,857,373)
TOTAL SHAREHOLDERS' EQUITY		(519,090)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	932,151

See independent accountant's review report and accompanying notes to financial statements.

ZAAHH INC.
STATEMENT OF INCOME
DECEMBER 31, 2021
(unaudited)

REVENUES	$	**2,114,429**
COST OF GOODS SOLD		**1,803,358**
GROSS PROFIT		**311,071**
OPERATING EXPENSES		
General and administrative		**1,212,097**
Sales and marketing		**679,496**
TOTAL OPERATING EXPENSES		**1,891,593**
NET OPERATING LOSS		**(1,580,522)**
OTHER INCOME/(EXPENSES)		
Interest expense		**(13,888)**
Stock compensation expense		**(75,813)**
Loss on sale of equipment		**(1,000)**
Forgiveness of SBA PPP loan		**39,100**
TOTAL OTHER EXPENSES		**(51,601)**
NET LOSS	$	**(1,632,123)**

See independent accountant's review report and accompanying notes to financial statements.

ZAAHH INC.
STATEMENT OF EQUITY
DECEMBER 31, 2021
(unaudited)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount			
ENDING BALANCE, JANUARY 1, 2021	844,000	$ 8	2,000,000	$ 20	$ 887,037	$ (2,225,250)	$ (1,338,185)
Issuance of preferred stock	1,221,838	13	-	-	2,369,945	-	2,369,958
Additional paid-in capital - stock options	-	-	-	-	75,813	-	75,813
Additional paid-in capital - warrants	-	-	-	-	5,447	-	5,447
Net loss	-	-	-	-	-	(1,632,123)	(1,632,123)
ENDING BALANCE, DECEMBER 31, 2021	**2,065,838**	**$ 21**	**2,000,000**	**$ 20**	**$ 3,338,242**	**$ (3,857,373)**	**$ (519,090)**

See independent accountant's review report and accompanying notes to financial statements.

ZAAHH INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2021
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$ (1,632,123)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	4,943
Amortization of discount on related party note payable	182
Issuance of stock options	75,813
Issuance of warrants	5,447
Forgiveness of SBA PPP loan	(39,100)
(Increase) decrease in assets:	
Accounts receivable	(1,813)
Inventory	(38,539)
Prepaid expenses and other current assets	(3,504)
Increase (decrease) in liabilities:	
Accounts payable	245,139
Accrued interest on convertible notes	13,706
Accrued expenses	44,927
CASH USED FOR OPERATING ACTIVITIES	(1,324,922)
CASH FLOWS FROM INVESTING ACTIVITIES	
Cash used for fixed assets	(10,427)
CASH USED FOR INVESTING ACTIVITIES	(10,427)
CASH FLOWS FROM FINANCING ACTIVITIES	
Issuance of Notes payable - related parties	590,000
Issuance of preferred stock and conversion of convertible notes	762,054
CASH PROVIDED BY FINANCING ACTIVITIES	1,352,054
NET INCREASE IN CASH	16,705
CASH AT BEGINNING OF YEAR	75,490
CASH AT END OF YEAR	$ 92,195

CASH PAID DURING THE YEAR FOR:

INTEREST	$ -
INCOME TAXES	$ -

See independent accountant's review report and accompanying notes to financial statements.

ZAAHH INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2021
(unaudited)

1.   **Summary of Significant Accounting Policies**

The Company
Zaahh Inc. dba Alex's Awesome Sourdough (the "Company") was incorporated in the State of Delaware on November 9, 2017. The Company distributes and markets gluten-friendly and delicious frozen sourdough pizzas to better grocery retailers in the United States. Manufacturing is outsourced to a co-manufacturer.

Going Concern
Since Inception, the Company has relied on funds from convertible notes, preferred stock, and common stock issued to fund its operations. As of December 31, 2021, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2022 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2021.

ZAAHH INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2021
(unaudited)

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Accounts Receivable

The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2021, the Company believed all amounts in accounts receivable are collectable.

Inventory

Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2021, the balance of inventory related to finished goods was $304,129 and the balance of inventory related to raw materials was $173,554.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over three to five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

See independent accountant's review report.

ZAAHH INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2021
(unaudited)

1. **Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling gluten-friendly and delicious frozen sourdough pizzas. The Company's payments are generally collected upfront. For the year ending December 31, 2021, the Company recognized $2,114,429 in revenue.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

See independent accountant's review report.

ZAAHH INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2021
(unaudited)

1. **Summary of Significant Accounting Policies (continued)**

    Stock Compensation Expense
    ASC 718, Compensation – Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees and non-employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values at the grant date. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

    The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, Equity – Based Payments to Non-Employees. Measurement of share-based payment transactions with non-employees is based on the fair grant date FV of equity instruments. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date. Share-based compensation expense for the year ended December 31, 2021, was $75,813.

    New Accounting Pronouncements
    From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

    In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity*. ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

    In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2. **Commitments and Contingencies**

    The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

See independent accountant's review report.

ZAAHH INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2021
(unaudited)

3.   <u>Inventory</u>

Inventory consisted of the following at December 31, 2021:

Inventory:

Materials & Packaging	$	173,554
Finished goods		304,129
		477,683
Total	$	477,683

4.   <u>Property and Equipment</u>

Property and equipment consisted of the following at December 31, 2021:

Property and equipment at cost:

Office Equipment	$	37,565
		37,565
Less: Accumulated depreciation		(14,859)
Total	$	22,706

5.   <u>Notes Payable – Related Parties</u>

The Company received several stockholder loans totaling an aggregate of $590,000. The unpaid principal amount of all related notes shall bear interest at the lower of (i) 10% per annum or (ii) the highest interest rate permitted by applicable law, from the date of issuance until repaid in full. Unless previously paid or converted in accordance with the terms of these notes, all outstanding principal and accrued and unpaid interest shall be due and payable on March 31, 2023.

As of December 31, 2021, the Company recorded an additional $13,706 of accrued interest on the notes.

Additionally, in conjunction with the issuance of the notes payable – related parties, the Company issued a total of 2,618 warrants. See note 6 for further discussion of the warrants and associated discount on the notes payable – related parties.

6.   <u>Equity</u>

Preferred Stock
Under the articles of incorporation, the total number of preferred shares of stock that the Corporation shall have authority to issue is 3,000,000 shares at a $0.00001 par value per share. As of December 31, 2021, 2,065,838 shares of Preferred Stock have been issued and are outstanding.

See independent accountant's review report.

ZAAHH INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2021
(unaudited)

6. **Equity (continued)**

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 2,000,000 shares, at a $0.00001 par value per share. As of December 31, 2021, 2,000,000 shares have been issued and are outstanding.

Stock Warrants
In conjunction with all the convertible note issuances in prior years, the Company issued detachable warrants. Under these agreements, the investors are allowed to purchase up to an additional 20% of shares of the Company's preferred stock, par value $0.00001 per share, at an exercise price of $0.75 - $2.10 per share, exercisable within ten years of the issuance date. During the year ending December 31, 2019, total funds received of $1,185,000 were allocated $73,148 to the warrants and $1,111,852 to the notes. During the year ending December 31, 2020, total funds received of $305,000 were allocated $34,514 to the warrants and $270,486 to the notes. As previously noted, all the convertible notes converted to preferred shares in 2021. Thus, the discount on the notes were allocated to additional paid in capital during 2021.

During 2021, in conjunction with the issuance of the notes payable related parties, the Company issued a total of 2,618 warrants to purchase preferred stock, par value $0.0001 per share, at an exercise price of $2.10 per share, exercisable within ten years of the issuance date. Total funds received during 2021 of $590,000 was allocated $5,447 to the warrants and $584,553 to the related parties notes payable.

The values assigned to both the notes and the warrants were allocated based on their relative fair values. The relative fair value of the warrants at the time of issuance, which was determined using the Black- Scholes option-pricing model, was recorded as additional paid-in capital and reduced the carrying value of the note. The discount on the note is being amortized to interest expense over the term of the note. The Company recorded $182 of interest expense related to the amortization of the note during the year ending December 31, 2021.

As of December 31, 2021, the Company had a total of 144,480 warrants outstanding. No warrants have been exercised during 2021.

Equity Incentive
The Company's 2019 Equity Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 1,500,000 shares of common stock. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. Share awards generally vest over four years with a one year cliff. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the Plan. As of December 31, 2021, 593,334 shares have been issued under the Plan. As of December 31, 2021, no options have been exercised.

ZAAHH INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2021
(unaudited)

7. **Going Concern**

These financial statements are prepared on a going concern basis. The Company registered on November 9, 2017 and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

8. **Subsequent Events**

Issuance of Notes Payable – Related Parties
During 2022, a stockholder in the Company loaned the Company an additional $200,000. The terms of the loan are consistent with the terms discussed in Note 5.

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $1,000,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $500,000 in this offering and up to $1,000,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.com"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Managements Evaluation
The Company has evaluated subsequent events through July 5, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

EXHIBIT B

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.

ZAAHH INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2022

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[_____] (the "**Subscription Amount**") on or about [Date of Crowd SAFE], Zaahh Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $6,000,000.

See Section 2 for certain additional defined terms.

1. *Events*

    (a) **Equity Financing**.

        (i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Subscription Amount to Capital Stock; or (2) issue to the Investor a number of shares of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of Capital Stock shall equal the quotient obtained by dividing (x) the Subscription Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

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Nominee – Corporation – Cap & Discount – June 2022

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Subscription Amount to Capital Stock; or (2) issue to the Investor a number of shares of Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of such Capital Stock shall equal to the quotient obtained by dividing (x) the Subscription Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Subscription Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, each Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Subscription Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts. In connection with this Section 1(b), the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Section 1(b)(i)(2) or Section 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c)   **Dissolution Event**.   If there is a Dissolution Event (defined below) before this instrument terminates in accordance with Section 1(a) or Section 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.00001 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company..

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of Capital Stock issuable pursuant to Section 1.

(e) The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f) The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)　　　The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4. *Investor Representations*

(a)　　　The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)　　　The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)　　　The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)　　　The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)　　　The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)　　　The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the subscription of or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the subscription, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   If the Investor intends to transfer the Crowd SAFE (**"Transfer"**) in accordance with this Section 5, the investor accepting transfer (**"Transferee"**) must pass and continue to comply with the Nominee's (as defined in **Exhibit A**) (and any applicable affiliate's) know your customer ("**KYC**") and anti-money laundering ("**AML**") policies and execute Exhibit A contemporaneously and in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute Exhibit A contemporaneously with the Transfer will render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(g)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE.   THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the subscription of this Crowd SAFE. The Investor agrees and understands that the Investor's failure to execute Exhibit A contemporaneously with this Crowd SAFE will render the Crowd SAFE void, null and unenforceable.

(b)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Subscription Amount of each Investors Crowd SAFE).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be San Rafael, California. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

ZAAHH INC.

By:
Name: Alexander Corsini
Title: CEO
Address: 1566 Sir Francis Drake Boulevard, San Anselmo, CA 94960
Email: alex@awesomesourdough.com

INVESTOR:
By:
Name:

EXHIBIT A

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2022 issued by Zaahh Inc. (the "**Security**"). The Nominee shall receive all notices and communications on behalf of the Investor, and cause the Security, or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian of the Nominee's sole discretion (**"Custodial Conversion"**). The Nominee is authorized and empowered to undertake Custodial Conversion at any point after issuance of the Securities. To the extent the holders of Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto (without prior or subsequent notice to the Investor) until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities at the direction of the Chief Executive Officer of Zaahh Inc. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the subscribers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, including by e-mail, using the last known contact information of such Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information (**"PII"**) in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's PII for these purposes during the Term and Investor acknowledges that the use of such PII is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:

By:

Name:

Date:

NOMINEE:

Republic Investment Services LLC

By:

Name: Youngro Lee, President

Date:

COMPANY:

Zaahh Inc.

By:

Name: Alexander Corsini, CEO

Date:

EXHIBIT C

Video Transcript

Alex's Awesome Republic Video Script

August 15, 2022

Open to Alex in front of a kitchen counter with oven in the background. Starter, fresh tomatoes, mushrooms as well as boxes of pizza easily viewable

Alex holds up traditional pizza box and shows other skus on the counter

Hi, I'm Alex, the Founder and CEO of Alex's Awesome Sourdough.

I started the company back in 2018[1] to offer a pizza that tastes awesome *and* makes you feel awesome.

And I'm thrilled that our brand is the second fastest growing premium pizza brand in the United States.

[1] The Company was founded in 2017.

So what makes our pizza awesome?

It starts with a crust that is naturally fermented overnight to unlock nutrients and provide digestibility benefits.

On top of that we source clean, healthy ingredients, such as organic California flour, organic California tomatoes, and the list goes on. No unpronounceable ingredients, no preservatives or any added sugar.

And given the success of our sourdough line, we set out to launch a new product offering for the gluten free consumer. A segment which now represents over 50% of the premium pizza market.

Cut to Alex surrounded by crust ingredients.

Shows flour brand and doughball. Plays around with it

Cut to Alex surrounded by toppings ingredients.

Points to different ingredients when speaking about them

And after one year of development we found a way to make an awesome pizza with a rice based sourdough crust and 100% plant-based ingredients. These are non-GMO, nut-free, and have no added sugar.

Cut to Alex.

Holds up gluten free box.

And we began selling this gluten-free line last month and sales have exceeded expectations. The most common responses are "wow, this doesn't even taste gluten-free," or hilariously, "this actually tastes awesome for gluten-free." This new line is a major disrupter to a fast growing segment. And with the addition of this new gluten-free line and our traditional line, we now address the needs of all consumers that want a great tasting pizza and clean healthy ingredients.

Return to picture of Alex in a kitchen with line of traditional and gluten free pizza.

Today, our pizzas are carried in nearly 2,000 premium grocery stores around the country. But that's just a start.

And with our unique product portfolio, we believe we can expand to 10,000 of the 35,000 grocery stores in the US.

It would be awesome for you to join us on this journey!

EXHIBIT D

Testing the Waters Communication

 **Republic**

Company Name — Alex's Awesome Sourdough Pizza

Logo

Headline — The gut-friendly pizza that tastes awesome



Slides

Tags — B2C, Companies, Consumer Goods & Retail, Crowd SAFE, Food & Drinks

Summary

- 2nd fastest-growing premium frozen pizza in the US (Source: SPINS)
- Founded by 2-star Michelin-trained chef
- "The #1 Best Frozen Pizza to Buy," according to "Eat This, Not That!"
- 14K+ Instagram followers
- Sourdough crust delivers nutrition, digestion and taste advantages
- Launching gluten free line with nutrition, ingredient and taste advantages

Problem

Most pizzas use ingredients that are not gut-friendly and compromise taste

The combination of wheat flour and yeast that is used to proof pizza dough can be rough on your stomach. It's particularly bad for celiacs, but many people have different degrees of gluten intolerance.

Many premium pizzas use industrial fillers—such as xanthan gum, soy oil, and canola oil—to hold their crusts together.



Solution

We naturally ferment our dough, and use only natural ingredients


Made with
Organic Flour,
Tomatoes, & Olive Oil
ALEX'S
AWESOME
SOURDOUGH
NET WT.
12 OZ (340 g)
Thoughtfully Sourced
CHEESE
GUT-FRIENDLY
Sourdough

- **Easier to digest**—Sourdough's natural fermentation process has shown to increase fiber solubility and produce prebiotic compounds that can aid digestion.
- **More nutrients**—The natural sourdough fermentation process means more bioavailable nutrients. During fermentation, phytic acid is broken down which otherwise would inhibit the absorption of zinc, magnesium, and many other important vitamins and minerals.
- **Lower glycemic response**—Sourdough fermentation is shown to retard starch digestibility leading to a lower glycemic response.
- **Awesomely delicious**—Our thin crusts are made with artisanal care, providing the right chew with a distinctive sourdough taste.



Product

Our pizzas are made with gut-friendly sourdough and topped with organic ingredients


ALEX'S AWESOME SOURDOUGH
Thoughtfully Sourced
CRUMBLED UNCURED PEPPERONI
Artisan Sourdough Pizza
CHEESE
SUNFLOWER PESTO
MUSHROOM
Artisan Sourdough Pizza
2 SOURDOUGH CRUSTS
Gut-Friendly
No Added Sugar
PLANT-BASED VEGAN MARGHERITA
Artisan Sourdough Pizza
SOURDOUGH Trust Your Gut
NON GMO

Feel-good ingredients

- ✓ Always Organic
- ✓ Non GMO
- ✓ No Industrial Yeast
- ✓ No Added Sugar
- ✓ No Soy or Canola Oil
- ✓ No Xanthan Gum
- ✓ No Eggs or Nuts

And now we have a gluten-free pizza offering ingredient and nutrition advantages while delivering Alex's Awesome taste

Our Gluten-Free pizza offers nutritional advantages over the leading Gluten-Free brands:

Nutritional Comparison				
150 grams (+/- 20 grams)serving size	Alex's GF Cheese (Vegan)	Daiya Cheese Lovers (Vegan)	Cappellos Cheese	Cauilipower Margherita
Total Fat	12g	15g	36g	13g
Saturated Fat	5g	6g	17g	4g
Trans Fat	0g	0g	0g	0g
Cholesterol	0	0	140mg	40mg
Sodium	710mg	720mg	1060mg	660mg
Total Carbs	30g	60g	33g	44g
Dietary Fiber	6g	4g	4g	3g
Total Sugars	1g	4g	4g	3g
Added Sugars	0g	1g	1g	1g
Protein	3g	5g	16g	11g

Our Gluten-Free offering uses cleaner and 50% less ingredients than Daiya, the leading Gluten-Free brand:

Alex's Awesome GF Cheese

21 Ingredients

Gluten-Free Sourdough Crust: Organic Rice, Water Sourdough Culture (Rice, Water), Sunflower Flour, Psyllium Husk Fiber, Olive Oil, Sea Salt, Guar Gum. **Organic Tomato Sauce:** Organic Tomatoes, Organic Olive Oil, Sea Salt. **Violife Plant-Based Cheese** Filtered Water, Coconut Oil, Food Starch-Modified (Potato & Corn), Potato Starch, Salt (Sea Salt), Lentil Protein, Mozzarella Flavor (Vegan Sources),Lactic Acid, Olive Extract, Beta Carotene (Color), Vitamin B12.

Daiya GF Cheese

42 Ingredients

Gluten Free Crust (Water, Tapioca Starch, Rice Flour, Potato Starch, Chickpea Flour, Milled Flaxseed, Rice Starch, Olive Oil, Can Sugar, Yeast, Sea Salt, Psyllium, Chicory Root Extract, Xanthan Gum, Locust Bean Gum) **Cutting Board Collection Cheddar and Mozzarella Shreds** (Filtered Water, Tapioca Starch, Coconut Oil, Expeller Pressed: Canola and/or Safflower Oil, Vegan Natural Flavors, Chickpea Protein, Salt, Potato Protein, Tricalcium Phosphate, Lactic Acid (Vegan), Konjac Gum, Xanthan Gum, Yeast Extract, Annatto Color, Turmeric Color, Fruit and/or vegetable juice color, inactive yeast, potassium chloride**, Tomato Basil Sauce** (Water, Tomatoes, Olive Oil, Basil, Black Pepper, Garlic, Oregano, Salt).

Our Gluten-Free packaging leverages our brand heritage and is high-impact:



Pitch text

ALEX'S
AWESOME
GLUTEN FREE
PLANT BASED & DAIRY FREE
MUSHROOM
VEGAN PIZZA
GUT FRIENDLY CRUST
NET WT. 13.2 OZ (374 g)
✓GLUTEN FREE ✓DAIRY FREE ✓NO ADDED SUGAR

While communicating our compelling nutritional advantages:



ALEX'S
AWESOME
GLUTEN FREE
PLANT BASED & DAIRY FREE
Gluten Free Sourdough
SUPERPOWERS!
YUM!
WOW!
POP!
Nutrition Facts
Calories 240 730
✓GLUTEN FREE ✓VEGAN ✓NO ADDED SUGAR
Oven Cooking
DIRECTIONS
13–16 min
KEEP FROZEN
AwesomeSourdough

Traction

We are the 2nd-fastest-growing premium pizza

Brand	Dollars Change - Current 52 Weeks vs Year Ago
CAPPELLOS	12.8%
ALEXS AWESOME SOURDOUGH	5.4%
AGAINST THE GRAIN	3.3%
AMERICAN FLATBREAD	1.5%
DEEP INDIAN KITCHEN	-2.0%
CLO-CLO VEGAN FOODS	-5.4%
AMYS KITCHEN	-11.3%
CAULIPOWER	-12.8%
UDIS	-13.7%
PRIVATE LABEL ORGANIC	-15.0%
NEWMANS OWN	-19.7%
DAIYA	-23.6%

Source: SPINS May 15, 2022

—

We have almost 2,000 Natural-focused customers



—

Our 2022 plan is to expand our gluten-free offering to current and new accounts

- Our 12 month goal is to secure distribution with our new Gluten-Free line in at least 1,000 of our 2,000 **current** accounts.
- We hope to expand to new accounts and anticipate meetings with **new** accounts that represent over 3,000 stores over the next 12 months.
- We will continue to expand distribution of our traditional line into new accounts as well.

Customers

Consumers and the press love our pizza

The Konnect Agency is managing our social and press activities:



DIRECT SAMPLING

Mom's Meet

MORE THAN

1 THOUSAND MEETINGS

20 THOUSAND PARTICIPANTS

200 THOUSAND REFERALS

SOCIAL ADS + INFLUENCER

MORE THAN

5.6 MILLION POTENTIAL IMPRESSIONS FROM SOCIAL ADS

1.8 MILLION POTENTIAL REACH FROM SOCIAL ADS

8 INFLUENCER PARTNERS



@HealthfulBlondie
(18.4k followers)

BRAND PARTNERSHIPS

Re:THINK Ice Cream

N⍥ EVIL FOODS

Violife 100% Vegan

EARNED MEDIA

MORE THAN

2.3 BILLION

POTENTIAL MEDIA IMPRESSION

YAHOO! NEWS

Chowhound

THRILLIST

TODAY

EAT THIS, NOT THAT!



Social Media 2021 Organic Metrics:

- Followers: 14,197
- Net Followers Gained in 2021: 10,359
- Impressions: 1,898,927
- Engagements: 8,466

Food editors applaud our ingredients and love the taste of our pizzas

Forbes *"With this California-based brand, we finally have frozen organic and non-GMO pizza we can all feel good about indulging in. The crust is baked with naturally-fermented sourdough—which results in a crispy texture and subtle tang—while the nut-free pesto and grass-fed mozzarella lends richness without weighing down even the most sensitive stomachs."*

 *"There's a strong chance you got into sourdough this year, and one place where sourdough really shines is pizza crust. Alex's Awesome Sourdough pizzas are yeasty and tangy on the bottom and light, yet flavorful on the top!"*

Chowhound

"Sourdough became a pandemic darling earlier this year, so it rightfully deserves a place in a frozen pizza lineup. "Naturally fermented" rather than relying on commercial yeast, the increase in bioavailable nutrients in the crust itself allows this pizza to declare itself gut healthy. (Even the cauliflower crusts can't be that bold.)"

EAT THIS NOT THAT!

"Alex's Awesome Sourdough is the first company to put a frozen sourdough pizza crust on the market!...this Alex's Awesome Sourdough Mushroom Pizza caught our eye. Its great for your gut health and provides you with 20 grams of protein and a whopping 11 grams of fiber for ½ a pizza!"



"Guys, the mozzarella pizza will blow you away. I'm not even joking. This is the best cheese pizza I have ever had. Coming out of the oven, it doesn't even taste or look like it was frozen, which I can't say about any other frozen pizza brand."

Business Model

Making a profitable pizza

A strategic imperative is delivering manufacturing margins of over **40%** and Net Margins (after cost of goods, retailer promotions and cash discounts freight and storage) of **30%.**

This was a long process that started in Alex's kitchen. Now, our pizzas are made in one of the best facilities in the United States that provides outstanding quality, can meet our capacity needs for the next 5 years while delivering our margin targets:

- Manufacturing Margins are **42%** with upside
- Net Gross Margins are **27%** with upside

With these margins, we need to reach 3,500 stores to reach breakeven. With current accounts commitments, we are 60% there.

Market

The premium pizza market generated retail sales of $428 million in 2021

Frozen Pizza generated revenue of $6.1 billion in grocery stores, mass outlets such as Target and Walmart and club stores in 2021. According to SPINS, the premium segment, where Alex's Awesome competes, generated revenue of $428 million.


Retail Pizza Market Size - 2021
Total Retail Pizza Market = $6,100 million
Premium Retail Pizza Market = $428 million

Source: Spins

Gluten-Free Pizza generates more sales than Traditional Pizza in the Premium Segment:


Traditional versus Gluten Free Crust Branded Sales
Natural Channel - 52 weeks ending Feb 20, 2022
43.7%
56.3%
Series 1 Point "Gluten Free Crust"
Value: 56.3% (56%)
Traditional Crust
Gluten Free Crust

Competition

Our market share is growing while the leading brands are declining

Natural Channel Brand Shares - 4 weeks ending Oct 31st			
Rank	Brand	$$ Share	Dols, % Chg, PP for Last 52
1	AMYS KITCHEN	17.3	-27.4%
2	CAULIPOWER	10.9	-37.1%
3	DAIYA	10.7	-20.4%
4	AGAINST THE GRAIN	7.7	-4.3%
5	CAPPELLOS	6.3	38.4%
6	PRIVATE LABEL ORGANIC	5.2	-15.1%
7	AMERICAN FLATBREAD	4.8	19.8%
8	CLO-CLO VEGAN FOODS	4.0	85.2%
9	**ALEXS AWESOME SOURDOUGH**	**3.2**	127.2%
10	NEWMANS OWN	2.3	-23.0%

Source: SPINS

And now we are introducing a gluten-free pizza that provides an offering for 56% of the market that purchases gluten free pizza.

—

Our distinct differences from the competition will continue to fuel our growth

1. The only top brand with a naturally fermented sourdough crust
2. Breakthrough gluten free offering
3. 12 hour versus 1 hour for proofing
4. No industrial yeast
5. Organic ingredients
6. No added sugar, fillers, soy or canola oil

Vision And Strategy

Our goal is to reach revenue of $21 million and EBITDA of $2.6 million in 2026*

- Alex's Awesome is a brand platform based upon the distinct nutritional and taste benefits of sourdough.
- There are many other product categories which provide potential entry points—chips and crackers are two examples.
- However, the financial plan below is just for pizza.
- The proceeds of this raise will be used to help us expand our retail distribution and fund new product development.

	Actual														
	2019	2020		2021		2022		2023		2024		2025		2026	
Revenue															
Gross Revenue	$106,106	$1,347,583		$2,153,286		$2,253,288		$4,251,905		$10,003,053		$14,800,886		$21,654,200	
Trade Discount	$9,784	$290,204		$590,116		$450,658		$807,862		$1,900,580		$2,812,168		$4,114,298	
Returns/Spoils	$0	$480		$1,072		$0		$0		$0		$0		0	
Cash Discount	$0	$16,362		$38,009		$45,066		$85,038		$200,061		$296,018		$433,084	
Net Revenue	**$96,322**	**$1,040,537**	*100.0%*	**$1,524,089**	*100.0%*	**$1,757,565**	*100.0%*	**$3,359,005**	*100.0%*	**$8,202,503**	*100.0%*	**$12,136,727**	*100.0%*	**$17,756,444**	*100.0%*
Cost of Goods	$65,968	$978,284	*94.0%*	$1,472,047	*96.6%*	$1,172,080	*66.7%*	$2,102,331	*62.6%*	$5,039,274	*61.4%*	$7,456,296	*61.4%*	$10,908,814	*61.4%*
Freight/Storage	$4,398	$205,033	*19.7%*	$242,175	*15.9%*	$129,440	*7.4%*	$236,217	*7.0%*	$566,211	*6.9%*	$393,759	*3.2%*	$576,083	*3.2%*
Gross Profit	**$25,955**	**-$142,781**	*-13.7%*	**-$190,132**	*-12.5%*	**$455,145**	*25.9%*	**$1,020,457**	*30.4%*	**$2,597,019**	*31.7%*	**$3,842,645**	*31.7%*	**$5,621,921**	*31.7%*
Operating Expenses															
Payroll and Benefits	*$145,393*	*$379,163*	*36.4%*	*$423,327*	*27.8%*	*$339,097*	*19.3%*	*$503,817*	*15.0%*	*$857,659*	*10.5%*	*$951,600*	*7.8%*	*$989,539*	*5.6%*
Marketing	*$237,209*	253198.4	*38.3%*	*$398,682*	*26.2%*	*$264,176*	*15.0%*	*$329,400*	*9.8%*	*$423,500*	*5.2%*	*$488,500*	*4.0%*	*$488,500*	*2.8%*
Sales		*$312,283*	*25.2%*	*$261,837*	*17.2%*	*$208,900*	*11.9%*	*$424,827*	*12.6%*	*$992,875*	*12.1%*	*$1,120,753*	*9.2%*	*$1,394,152*	*7.9%*
Admin and Other	*$404,760*	*$90,776*	*8.7%*	*$106,806*	*7.0%*	*$94,611*	*5.4%*	*$92,180*	*2.7%*	*$114,580*	*1.4%*	*$120,380*	*1.0%*	*$125,380*	*0.7%*
	$787,362	*$1,035,421*	*99.5%*	*$1,190,652*	*78.1%*	*$906,784*	*51.6%*	*$1,350,224*	*40.2%*	*$2,388,615*	*29.1%*	*$2,681,233*	*22.1%*	*$2,997,571*	*24.7%*
EBIT	**-$761,407**	**-$1,178,201**	*-113.2%*	**-$1,380,784**	*-90.6%*	**-$451,639**	*-25.7%*	**-$329,767**	*-9.8%*	**$208,404**	*2.5%*	**$1,161,412**	*9.6%*	**$2,624,349**	*14.8%*

* *Click here for important information regarding Financial Projections which are not guaranteed.*

Funding

Our investors are industry insiders

- Presence Marketing, the premier broker in the natural foods space; the Presence Executive team are also investors

Natural, National & Independently Owned

- Scott Killips, our Chairman, has several significant exits including Wild Planet Foods

Wild Planet
ALBACORE
WILD TUNA
SUSTAINABLY POLE & LINE CAUGHT
100% PURE TUNA & SEA SALT

- Several high profile family offices and industry insiders round out the investor base

Founders

Alex Corsini
Founder and CEO

- Former Tech Sales @ Twilio & Whil
- 2 Star Michelin Trained Chef
- Obsessed with everything sourdough
- Loves riding his mountain bike on Mt Tam (that's why its in our logo)
- BA, University of Southern California

A little background on Alex's journey

- **2016:** Alex develops autoimmune symptoms and learns that modern bread, which is high in gluten and industrial ingredients, aggravates his symptoms.
- **2017:** Alex discovers that he feels great eating naturally fermented sourdough. He begins baking sourdough.
- **2018:** Alex quits his tech job, moves to Copenhagen to works at Michelin star restaurants and sourdough bakeries to perfect his craft. Alex launches his concept for better-for-you product, sourdough pizza, at Drivers Market (Sausalito) in September and sells out the first day.
- **2019:** Alex raises seed capital and achieves distribution in 70 Bay Area stores. Presence Marketing joins the team in the Fall and begins aggressive distribution expansion.
- **2020:** The business reaches 1,200+ stores and $3.0 million ARR despite Covid-19 sales and distribution challenges imposed on a new brand.

—

Scott Killips
Chairman & CFO

- Successful angel investor and operator
- Co-Founder Accenture Technology Ventures
- Former partner Booz-Allen & Hamilton
- Loves going fast whether on the race track or in the mountains
- BS, University of Denver; MBA, Cornell University

—

Michel Venghiattis
VP Sales

- Founder and Former CEO of Horizon Specialties Food Brokerage
- The "go to sales guy" everyone dream about but never has
- Loves food, wine and explaining to people how to pronounce his name

Team	Scott Killips	Chairman and CFO
	Michel Venghiattis	VP of Sales
	Alex Corsini	Founder

Perks	$250	Free coupon for your local store
	$1,000	Pizza Party! 5 pizzas shipped frozen to your house
	$10,000	Pizza Party! 5 pizzas shipped frozen to your house Jar of our heirloom sourdough and copy of our favorite baking book Sourdough by Sara Owens
	$25,000	Pizza Party! 5 pizzas shipped frozen to your house Sourdough Pizza Making Starter Kit -- Heirloom Starter, Organic Flour, Cookbook, Pizza Peel, Baking Stone For Oven
	$50,000	Pizza Party! 5 pizzas shipped frozen to your house Sourdough Pizza Making Starter Kit -- Heirloom Starter, Organic Flour, Cookbook, Pizza Peel, Baking Stone For Oven Zoom lesson / consultation on how to make sourdough with our CEO

	How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.
FAQ	What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering. If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.



Republic



Company Name	Alex's Awesome Sourdough Pizza
Logo	
Headline	The gut-friendly pizza that tastes awesome
Slides	
Tags	B2C, Companies, Consumer Goods & Retail, Crowd SAFE, Food & Drinks





ALEX'S
AWESOME
SOURDOUGH
It's Organic!
And Delicious!
Thoughtfully Sourced
MUSHROOM
Artisan Organic Pizza
NON GMO Project VERIFIED
(374 g)

Pitch text

Summary

- 2nd fastest-growing premium frozen pizza in the US (Source: SPINS)
- Founded by 2-star Michelin-trained chef
- "The #1 Best Frozen Pizza to Buy," according to "Eat This, Not That!"
- 14K+ Instagram followers
- Sourdough crust delivers nutrition, digestion and taste advantages
- Launching gluten free line with nutrition, ingredient and taste advantages

Problem

Most pizzas use ingredients that are not gut-friendly and compromise taste

The combination of wheat flour and yeast that is used to proof pizza dough can be rough on your stomach. It's particularly bad for celiacs, but many people have different degrees of gluten intolerance.

Many premium pizzas use industrial fillers—such as xanthan gum, soy oil, and canola oil—to hold their crusts together.



Solution

We naturally ferment our dough, and use only natural ingredients


Made with Organic Flour, Tomatoes, & Olive Oil
ALEX'S AWESOME SOURDOUGH
NET WT. 12 OZ (340 g)
Thoughtfully Sourced
CHEESE
GUT-FRIENDLY Sourdough

- **Easier to digest**—Sourdough's natural fermentation process has shown to increase fiber solubility and produce prebiotic compounds that can aid digestion.
- **More nutrients**—The natural sourdough fermentation process means more bioavailable nutrients. During fermentation, phytic acid is broken down which otherwise would inhibit the absorption of zinc, magnesium, and many other important vitamins and minerals.
- **Lower glycemic response**—Sourdough fermentation is shown to retard starch digestibility leading to a lower glycemic response.
- **Awesomely delicious**—Our thin crusts are made with artisanal care, providing the right chew with a distinctive sourdough taste.



Product

Our pizzas are made with gut-friendly sourdough and topped with organic ingredients


ALEX'S AWESOME SOURDOUGH
Thoughtfully Sourced
CRUMBLED UNCURED PEPPERONI
Artisan Sourdough Pizza
CHEESE
SUNFLOWER PESTO
MUSHROOM
Artisan Sourdough Pizza
2 SOURDOUGH CRUSTS
Gut-Friendly
No Added Sugar
PLANT-BASED VEGAN MARGHERITA
Artisan Sourdough Pizza

Feel-good ingredients

✓ Always Organic   ✓ No Soy or Canola Oil

✓ Non GMO   ✓ No Xanthan Gum

✓ No Industrial Yeast   ✓ No Eggs or Nuts

✓ No Added Sugar

And now we have a gluten-free pizza offering ingredient and nutrition advantages while delivering Alex's Awesome taste

Our Gluten-Free pizza offers nutritional advantages over the leading Gluten-Free brands:

Nutritional Comparison				
150 grams (+/- 20 grams)serving size	Alex's GF Cheese (Vegan)	Daiya Cheese Lovers (Vegan)	Cappellos Cheese	Cauilipower Margherita
Total Fat	12g	15g	36g	13g
Saturated Fat	5g	6g	17g	4g
Trans Fat	0g	0g	0g	0g
Cholesterol	0	0	140mg	40mg
Sodium	710mg	720mg	1060mg	660mg
Total Carbs	30g	60g	33g	44g
Dietary Fiber	6g	4g	4g	3g
Total Sugars	1g	4g	4g	3g
Added Sugars	0g	1g	1g	1g
Protein	3g	5g	16g	11g

Our Gluten-Free offering uses cleaner and 50% less ingredients than Daiya, the leading Gluten-Free brand:

Alex's Awesome GF Cheese
21 Ingredients

Gluten-Free Sourdough Crust: Organic Rice, Water Sourdough Culture (Rice, Water), Sunflower Flour, Psyllium Husk Fiber, Olive Oil, Sea Salt, Guar Gum. **Organic Tomato Sauce:** Organic Tomatoes, Organic Olive Oil, Sea Salt. **Violife Plant-Based Cheese** Filtered Water, Coconut Oil, Food Starch-Modified (Potato & Corn), Potato Starch, Salt (Sea Salt), Lentil Protein, Mozzarella Flavor (Vegan Sources),Lactic Acid, Olive Extract, Beta Carotene (Color), Vitamin B12.

Daiya GF Cheese
42 Ingredients

Gluten Free Crust (Water, Tapioca Starch, Rice Flour, Potato Starch, Chickpea Flour, Milled Flaxseed, Rice Starch, Olive Oil, Can Sugar, Yeast, Sea Salt, Psyllium, Chicory Root Extract, Xanthan Gum, Locust Bean Gum) **Cutting Board Collection Cheddar and Mozzarella Shreds** (Filtered Water, Tapioca Starch, Coconut Oil, Expeller Pressed: Canola and/or Safflower Oil, Vegan Natural Flavors, Chickpea Protein, Salt, Potato Protein, Tricalcium Phosphate, Lactic Acid (Vegan), Konjac Gum, Xanthan Gum, Yeast Extract, Annatto Color, Turmeric Color, Fruit and/or vegetable juice color, inactive yeast, potassium chloride**, Tomato Basil Sauce** (Water, Tomatoes, Olive Oil, Basil, Black Pepper, Garlic, Oregano, Salt).

Our Gluten-Free packaging leverages our brand heritage and is high-impact:


ALEX'S
AWESOME
GLUTEN FREE
PLANT BASED DAIRY FREE
KEEP FROZEN
SERVING SUGGESTION
NET WT.
13.2 OZ (374 g)
MUSHROOM
VEGAN PIZZA
✓GLUTEN FREE ✓DAIRY FREE ✓NO ADDED SUGAR
GUT FRIENDLY CRUST
CERTIFIED GLUTEN FREE

While communicating our compelling nutritional advantages:

ALEX'S
AWESOME
GLUTEN FREE
PLANT BASED • DAIRY FREE
I love sourdough because it makes me feel awesome, even though I'm sensitive to many foods. Sourdough's slow fermentation results in a delicious, gut-friendly alternative. I hope you love these thoughtfully crafted pizzas as much as we do!
- Alex
Gluten Free Sourdough
SUPERPOWERS!
YUM!
Sourdough is created by gut-friendly* lactic acid bacteria (just like yogurt and kombucha).
WOW!
Our crust's artisan flavor is produced by natural fermentation with our heirloom rice-based sourdough starter!
POP!
CO2 created by wild yeast makes crust rise and gives sourdough a lighter feel.
✓GLUTEN FREE ✓VEGAN ✓NO ADDED SUGAR
Oven Cooking
DIRECTIONS
FOR SAFETY - COOK TO 165°F - NOT READY TO EAT
450°F
13-16 min
1 Preheat oven to 450°F. Remove & recycle packaging.
2 Place frozen pizza directly on your middle oven rack. For a softer, less-crispy crust, a baking sheet can be used.
3 Bake at 450°F for 10-13 minutes until crust is browned and cheese is melted and bubbly. If using a convection oven, bake 9-12 minutes.
Nutrition Facts
3 servings per container
Serving size 1/3 pie prepared (136g)
Per serving / Per container
Calories 240 730
% DV* % DV*
Total Fat 12g 15% 36g 46%
Saturated Fat 5g 25% 16g 80%
Trans Fat 0g 0.5g
Cholesterol 0mg 0% 0mg 0%
Sodium 710mg 31% 2,140mg 93%
Total Carb. 31g 11% 93g 34%
Dietary Fiber 6g 21% 20g 71%
Total Sugars 1g 3g
Incl. Added Sugars 0g 0% 0g 0%
Protein 3g 9g
Vitamin D 0.0mcg 0% 0.1mcg 0%
Calcium 10mg 0% 40mg 4%
Iron 0.5mg 2% 1.5mg 8%
Potassium 150mg 4% 440mg 10%
* The % Daily Value (DV) tells you how much a nutrient in a serving of food contributes to a daily diet. 2,000 calories a day is used for general nutrition advice.
INGREDIENTS: GLUTEN-FREE CRUST: ORGANIC RICE FLOUR, FILTERED WATER, ORGANIC RICE STARTER (ORGANIC RICE FLOUR, FILTERED WATER), ORGANIC PSYLLIUM HUSK, ORGANIC EXTRA VIRGIN OLIVE OIL, SEA SALT, ORGANIC GUAR GUM, ORGANIC SUNFLOWER FLOUR, ORGANIC GARLIC POWDER, ORGANIC ONION POWDER. ORGANIC TOMATOES ORGANIC CRUSHED TOMATOES, ORGANIC TOMATO PUREE, SEA SALT, CITRIC ACID. VEGAN VIOLIFE MOZZARELLA: WATER, COCONUT OIL (24%), MODIFIED STARCH*, STARCH, SEA SALT, MOZZARELLA FLAVOR, OLIVE EXTRACT, COLOR: B-CAROTENE, VITAMIN B12. ORGANIC BUTTON MUSHROOMS ORGANIC SEASONING: ORGANIC GARLIC, ORGANIC OREGANO, ORGANIC BASIL, ORGANIC MARJORAM, ORGANIC SAGE.
Distributed by: Zaahh, Inc., San Anselmo, CA
Certified Organic by Baystate Organic Certifiers
WITH LOVE FROM
California
8 60997 00262 9
*This statement has not been evaluated by the Food and Drug Administration. This product is not intended to diagnose, treat, cure, or prevent any disease.
PLEASE RECYCLE
KEEP FROZEN
AwesomeSourdough
Learn more about gut-friendly sourdough @awesomesourdough

Traction

We are the 2nd-fastest-growing premium pizza

Brand	Dollars Change - Current 52 Weeks vs Year Ago
CAPPELLOS	12.8%
ALEXS AWESOME SOURDOUGH	5.4%
AGAINST THE GRAIN	3.3%
AMERICAN FLATBREAD	1.5%
DEEP INDIAN KITCHEN	-2.0%
CLO-CLO VEGAN FOODS	-5.4%
AMYS KITCHEN	-11.3%
CAULIPOWER	-12.8%
UDIS	-13.7%
PRIVATE LABEL ORGANIC	-15.0%
NEWMANS OWN	-19.7%
DAIYA	-23.6%

Source: SPINS May 15, 2022

We have almost 2,000 Natural-focused customers


JIMBO'S ...Naturally!
Smith's FOOD & DRUG STORES
Kroger
NEW SEASONS MARKET
good eggs
Raley's
FredMeyer
QFC Quality Food Centers
GUS'S COMMUNITY MARKET
MOM MOM's Organic Market
National Co+op Grocers
HyVee
Central Market REALLY INTO FOOD
Nugget MARKETS
MOLLIE STONE'S MARKETS
WHOLE FOODS MARKET NorCal
Bristol Farms GOOD·FOOD·MARKET
Dillons FOOD STORES
BERKELEY BOWL MARKETPLACE
Market STREET
Lunardi's Quite Simply...the Best!
NATURAL GROCERS
Olivers Real Food. Real People.
Gelson's
GIANT MARTIN'S
ShopRite
KING Soopers
Ralphs

Our 2022 plan is to expand our gluten-free offering to current and new accounts

- Our 12 month goal is to secure distribution with our new Gluten-Free line in at least 1,000 of our 2,000 **current** accounts.
- We hope to expand to new accounts and anticipate meetings with **new** accounts that represent over 3,000 stores over the next 12 months.
- We will continue to expand distribution of our traditional line into new accounts as well.

Customers

Consumers and the press love our pizza

The Konnect Agency is managing our social and press activities:





Wholesome
Sourdough Crust
Feel the sourdough difference!

DIRECT SAMPLING
Moms Meet
MORE THAN
1 THOUSAND MEETINGS
20 THOUSAND PARTICIPANTS
200 THOUSAND REFERALS
SOCIAL ADS + INFLUENCER
MORE THAN
5.6 MILLION POTENTIAL IMPRESSIONS FROM SOCIAL ADS
1.8 MILLION POTENTIAL REACH FROM SOCIAL ADS
8 INFLUENCER PARTNERS
@HealthfulBlondie
(18.4k followers)
BRAND PARTNERSHIPS
Re:THINK Ice Cream
NO EVIL FOODS
Violife 100% Vegan
EARNED MEDIA
MORE THAN
2.3 BILLION
POTENTIAL MEDIA IMPRESSION
THRILLIST
YAHOO! NEWS
TODAY
Chowhound
EAT THIS, NOT THAT!









Progressive GROCER
2021 EDITORS' PICKS
BEST NEW PRODUCT

Social Media 2021 Organic Metrics:

- Followers: 14,197
- Net Followers Gained in 2021: 10,359
- Impressions: 1,898,927
- Engagements: 8,466

Food editors applaud our ingredients and love the taste of our pizzas

"With this California-based brand, we finally have frozen organic and non-GMO pizza we can all feel good about indulging in. The crust is baked with naturally-fermented sourdough—which results in a crispy texture and subtle tang—while the nut-free pesto and grass-fed mozzarella lends richness without weighing down even the most sensitive stomachs."

Forbes

allrecipes

"There's a strong chance you got into sourdough this year, and one place where sourdough really shines is pizza crust. Alex's Awesome Sourdough pizzas are yeasty and tangy on the bottom and light, yet flavorful on the top!"

"Sourdough became a pandemic darling earlier this year, so it rightfully deserves a place in a frozen pizza lineup. "Naturally fermented" rather than relying on commercial yeast, the increase in bioavailable nutrients in the crust itself allows this pizza to declare itself gut healthy. (Even the cauliflower crusts can't be that bold.)"

Chowhound

EAT THIS NOT THAT!®

"Alex's Awesome Sourdough is the first company to put a frozen sourdough pizza crust on the market!...this Alex's Awesome Sourdough Mushroom Pizza caught our eye. Its great for your gut health and provides you with 20 grams of protein and a whopping 11 grams of fiber for ½ a pizza!"

"Guys, the mozzarella pizza will blow you away. I'm not even joking. This is the best cheese pizza I have ever had. Coming out of the oven, it doesn't even taste or look like it was frozen, which I can't say about any other frozen pizza brand."

Business Model

Making a profitable pizza



A strategic imperative is delivering manufacturing margins of over **40%** and Net Margins (after cost of goods, retailer promotions and cash discounts freight and storage) of **30%.**

This was a long process that started in Alex's kitchen. Now, our pizzas are made in one of the best facilities in the United States that provides outstanding quality, can meet our capacity needs for the next 5 years while delivering our margin targets:

- Manufacturing Margins are **42%** with upside
- Net Gross Margins are **27%** with upside

With these margins, we need to reach 3,500 stores to reach breakeven. With current accounts commitments, we are 60% there.

Market

The premium pizza market generated retail sales of $428 million in 2021

Frozen Pizza generated revenue of $6.1 billion in grocery stores, mass outlets such as Target and Walmart and club stores in 2021. According to SPINS, the premium segment, where Alex's Awesome competes, generated revenue of $428 million.


Retail Pizza Market Size - 2021
Total Retail Pizza Market = $6,100 million
Premium Retail Pizza Market = $428 million

Source: Spins

Gluten-Free Pizza generates more sales than Traditional Pizza in the Premium Segment:


Traditional versus Gluten Free Crust Branded Sales
Natural Channel - 52 weeks ending Feb 20, 2022
43.7%
56.3%
Series 1 Point "Gluten Free Crust"
Value: 56.3% (56%)
Traditional Crust
Gluten Free Crust

Competition

Our market share is growing while the leading brands are declining

Natural Channel Brand Shares - 4 weeks ending Oct 31st			
Rank	Brand	$$ Share	Dols, % Chg, PP for Last 52
1	AMYS KITCHEN	17.3	-27.4%
2	CAULIPOWER	10.9	-37.1%
3	DAIYA	10.7	-20.4%
4	AGAINST THE GRAIN	7.7	-4.3%
5	CAPPELLOS	6.3	38.4%
6	PRIVATE LABEL ORGANIC	5.2	-15.1%
7	AMERICAN FLATBREAD	4.8	19.8%
8	CLO-CLO VEGAN FOODS	4.0	85.2%
9	**ALEXS AWESOME SOURDOUGH**	**3.2**	127.2%
10	NEWMANS OWN	2.3	-23.0%

Source: SPINS

And now we are introducing a gluten-free pizza that provides an offering for 56% of the market that purchases gluten free pizza.

—

Our distinct differences from the competition will continue to fuel our growth

1. The only top brand with a naturally fermented sourdough crust
2. Breakthrough gluten free offering
3. 12 hour versus 1 hour for proofing
4. No industrial yeast
5. Organic ingredients
6. No added sugar, fillers, soy or canola oil

Vision And Strategy

Our goal is to reach revenue of $21 million and EBITDA of $2.6 million in 2026*

- Alex's Awesome is a brand platform based upon the distinct nutritional and taste benefits of sourdough.
- There are many other product categories which provide potential entry points—chips and crackers are two examples.
- However, the financial plan below is just for pizza.
- The proceeds of this raise will be used to help us expand our retail distribution and fund new product development.

	Actual														
	2019	2020		2021		2022		2023		2024		2025		2026	
Revenue															
Gross Revenue	$106,106	$1,347,583		$2,153,286		$2,253,288		$4,251,905		$10,003,053		$14,800,886		$21,654,200	
Trade Discount	$9,784	$290,204		$590,116		$450,658		$807,862		$1,900,580		$2,812,168		$4,114,298	
Returns/Spoils	$0	$480		$1,072		$0		$0		$0		$0		0	
Cash Discount	$0	$16,362		$38,009		$45,066		$85,038		$200,061		$296,018		$433,084	
Net Revenue	**$96,322**	**$1,040,537**	*100.0%*	**$1,524,089**	*100.0%*	**$1,757,565**	*100.0%*	**$3,359,005**	*100.0%*	**$8,202,503**	*100.0%*	**$12,136,727**	*100.0%*	**$17,756,444**	*100.0%*
Cost of Goods	$65,968	$978,284	*94.0%*	$1,472,047	*96.6%*	$1,172,080	*66.7%*	$2,102,331	*62.6%*	$5,039,274	*61.4%*	$7,456,296	*61.4%*	$10,908,814	*61.4%*
Freight/Storage	$4,398	$205,033	*19.7%*	$242,175	*15.9%*	$129,440	*7.4%*	$236,217	*7.0%*	$566,211	*6.9%*	$393,759	*3.2%*	$576,083	*3.2%*
Gross Profit	**$25,955**	**-$142,781**	*-13.7%*	**-$190,132**	*-12.5%*	**$455,145**	*25.9%*	**$1,020,457**	*30.4%*	**$2,597,019**	*31.7%*	**$3,842,645**	*31.7%*	**$5,621,921**	*31.7%*
Operating Expenses															
Payroll and Benefits	*$145,393*	*$379,163*	*36.4%*	*$423,327*	*27.8%*	*$339,097*	*19.3%*	*$503,817*	*15.0%*	*$857,659*	*10.5%*	*$951,600*	*7.8%*	*$989,539*	*5.6%*
Marketing	*$237,209*	253198.4	*38.3%*	*$398,682*	*26.2%*	*$264,176*	*15.0%*	*$329,400*	*9.8%*	*$423,500*	*5.2%*	*$488,500*	*4.0%*	*$488,500*	*2.8%*
Sales		*$312,283*	*25.2%*	*$261,837*	*17.2%*	*$208,900*	*11.9%*	*$424,827*	*12.6%*	*$992,875*	*12.1%*	*$1,120,753*	*9.2%*	*$1,394,152*	*7.9%*
Admin and Other	*$404,760*	*$90,776*	*8.7%*	*$106,806*	*7.0%*	*$94,611*	*5.4%*	*$92,180*	*2.7%*	*$114,580*	*1.4%*	*$120,380*	*1.0%*	*$125,380*	*0.7%*
	$787,362	*$1,035,421*	*99.5%*	*$1,190,652*	*78.1%*	*$906,784*	*51.6%*	*$1,350,224*	*40.2%*	*$2,388,615*	*29.1%*	*$2,681,233*	*22.1%*	*$2,997,571*	*24.7%*
EBIT	**-$761,407**	**-$1,178,201**	*-113.2%*	**-$1,380,784**	*-90.6%*	**-$451,639**	*-25.7%*	**-$329,767**	*-9.8%*	**$208,404**	*2.5%*	**$1,161,412**	*9.6%*	**$2,624,349**	*14.8%*

** Click here for important information regarding Financial Projections which are not guaranteed.*

Funding

Our investors are industry insiders

- Presence Marketing, the premier broker in the natural foods space; the Presence Executive team are also investors



Presence Marketing Dynamic Presence

Natural, National & Independently Owned

- Scott Killips, our Chairman, has several significant exits including Wild Planet Foods



- Several high profile family offices and industry insiders round out the investor base

Founders

Alex Corsini
Founder and CEO



- Former Tech Sales @ Twilio & Whil
- 2 Star Michelin Trained Chef
- Obsessed with everything sourdough
- Loves riding his mountain bike on Mt Tam (that's why its in our logo)
- BA, University of Southern California

A little background on Alex's journey

- **2016:** Alex develops autoimmune symptoms and learns that modern bread, which is high in gluten and industrial ingredients, aggravates his symptoms.
- **2017:** Alex discovers that he feels great eating naturally fermented sourdough. He begins baking sourdough.
- **2018:** Alex quits his tech job, moves to Copenhagen to works at Michelin star restaurants and sourdough bakeries to perfect his craft. Alex launches his concept for better-for-you product, sourdough pizza, at Drivers Market (Sausalito) in September and sells out the first day.
- **2019:** Alex raises seed capital and achieves distribution in 70 Bay Area stores. Presence Marketing joins the team in the Fall and begins aggressive distribution expansion.

- **2020:** The business reaches 1,200+ stores and $3.0 million ARR despite Covid-19 sales and distribution challenges imposed on a new brand.

—

Scott Killips
Chairman & CFO



- Successful angel investor and operator
- Co-Founder Accenture Technology Ventures
- Former partner Booz-Allen & Hamilton
- Loves going fast whether on the race track or in the mountains
- BS, University of Denver; MBA, Cornell University

—

Michel Venghiattis
VP Sales



- Founder and Former CEO of Horizon Specialties Food Brokerage
- The "go to sales guy" everyone dream about but never has
- Loves food, wine and explaining to people how to pronounce his name

Team

 Scott Killips   Chairman and CFO

 Michel Venghiattis   VP of Sales

 Alex Corsini   Founder

Perks

$250	Free coupon for your local store
$1,000	Pizza Party! 5 pizzas shipped frozen to your house
$10,000	Pizza Party! 5 pizzas shipped frozen to your house Jar of our heirloom sourdough and copy of our favorite baking book Sourdough by Sara Owens
$25,000	Pizza Party! 5 pizzas shipped frozen to your house Sourdough Pizza Making Starter Kit -- Heirloom Starter, Organic Flour, Cookbook, Pizza Peel, Baking Stone For Oven
$50,000	Pizza Party! 5 pizzas shipped frozen to your house Sourdough Pizza Making Starter Kit -- Heirloom Starter, Organic Flour, Cookbook, Pizza Peel, Baking Stone For Oven Zoom lesson / consultation on how to make sourdough with our CEO

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

  **Republic**

Company Name	Alex's Awesome Sourdough Pizza

Logo



Headline   The gut-friendly pizza that tastes awesome

Slides





Tags

B2C, Companies, Consumer Goods & Retail, Crowd SAFE, Food & Drinks

Pitch text

Summary

- 2nd fastest-growing premium frozen pizza in the US (Source: SPINS)
- Founded by 2-star Michelin-trained chef
- "The #1 Best Frozen Pizza to Buy," according to "Eat This, Not That!"
- 14K+ Instagram followers
- Traditional and gluten free sourdough lines deliver nutrition, digestion...
- Account acceptance of new gluten free line well ahead of plan

- Cash to breakeven less than $1 million

Problem

Most pizzas use ingredients that are not gut-friendly and compromise taste

The combination of wheat flour and yeast that is used to proof pizza dough can be rough on your stomach. It's particularly bad for celiacs, but many people have different degrees of gluten intolerance.

Many premium pizzas use industrial fillers—such as xanthan gum, soy oil, and canola oil—to hold their crusts together.



Solution

We naturally ferment our dough, and use only natural ingredients


Made with Organic Flour, Tomatoes, & Olive Oil
ALEX'S AWESOME SOURDOUGH
NET WT. 12 OZ (340 g)
Thoughtfully Sourced
CHEESE
GUT-FRIENDLY
Sourdough

- **Easier to digest**—Sourdough's natural fermentation process has shown to increase fiber solubility and produce prebiotic compounds that can aid digestion.
- **More nutrients**—The natural sourdough fermentation process means more bioavailable nutrients. During fermentation, phytic acid is broken down which otherwise would inhibit the absorption of zinc, magnesium, and many other important vitamins and minerals.
- **Lower glycemic response**—Sourdough fermentation is shown to retard starch digestibility leading to a lower glycemic response.
- **Awesomely delicious**—Our thin crusts are made with artisanal care, providing the right chew with a distinctive sourdough taste.



Product

Our pizzas are made with gut-friendly sourdough and topped with organic ingredients


ALEX'S AWESOME SOURDOUGH
Thoughtfully Sourced
CRUMBLED UNCURED PEPPERONI
Artisan Sourdough Pizza
CHEESE
SUNFLOWER PESTO
MUSHROOM
Artisan Sourdough Pizza
2 SOURDOUGH CRUSTS
PLANT-BASED VEGAN MARGHERITA
Artisan Sourdough Pizza

Feel-good ingredients

✓ Always Organic	✓ No Soy or Canola Oil
✓ Non GMO	✓ No Xanthan Gum
✓ No Industrial Yeast	✓ No Eggs or Nuts
✓ No Added Sugar	

And now we have a gluten-free pizza offering ingredient and nutrition advantages while delivering Alex's Awesome taste

Our Gluten-Free pizza offers nutritional advantages over the leading Gluten-Free brands:

Nutritional Comparison				
150 grams (+/- 20 grams)serving size	Alex's GF Cheese (Vegan)	Daiya Cheese Lovers (Vegan)	Cappellos Cheese	Cauilipower Margherita
Total Fat	12g	15g	36g	13g
Saturated Fat	5g	6g	17g	4g
Trans Fat	0g	0g	0g	0g
Cholesterol	0	0	140mg	40mg
Sodium	710mg	720mg	1060mg	660mg
Total Carbs	30g	60g	33g	44g
Dietary Fiber	6g	4g	4g	3g
Total Sugars	1g	4g	4g	3g
Added Sugars	0g	1g	1g	1g
Protein	3g	5g	16g	11g

Our Gluten-Free offering uses cleaner and 50% less ingredients than Daiya, the leading Gluten-Free brand:

Alex's Awesome GF Cheese 21 Ingredients	Daiya GF Cheese 42 Ingredients
Gluten-Free Sourdough Crust: Organic Rice, Water Sourdough Culture (Rice, Water), Sunflower Flour, Psyllium Husk Fiber, Olive Oil, Sea Salt, Guar Gum. **Organic Tomato Sauce:** Organic Tomatoes, Organic Olive Oil, Sea Salt. **Violife Plant-Based Cheese** Filtered Water, Coconut Oil, Food Starch-Modified (Potato & Corn), Potato Starch, Salt (Sea Salt), Lentil Protein, Mozzarella Flavor (Vegan Sources),Lactic Acid, Olive Extract, Beta Carotene (Color), Vitamin B12.	**Gluten Free Crust** (Water, Tapioca Starch, Rice Flour, Potato Starch, Chickpea Flour, Milled Flaxseed, Rice Starch, Olive Oil, Can Sugar, Yeast, Sea Salt, Psyllium, Chicory Root Extract, Xanthan Gum, Locust Bean Gum) **Cutting Board Collection Cheddar and Mozzarella Shreds** (Filtered Water, Tapioca Starch, Coconut Oil, Expeller Pressed: Canola and/or Safflower Oil, Vegan Natural Flavors, Chickpea Protein, Salt, Potato Protein, Tricalcium Phosphate, Lactic Acid (Vegan), Konjac Gum, Xanthan Gum, Yeast Extract, Annatto Color, Turmeric Color, Fruit and/or vegetable juice color, inactive yeast, potassium chloride**, Tomato Basil Sauce** (Water, Tomatoes, Olive Oil, Basil, Black Pepper, Garlic, Oregano, Salt).

Our Gluten-Free packaging leverages our brand heritage and is high-impact:


ALEX'S
AWESOME
GLUTEN FREE
PLANT BASED DAIRY FREE
GUT FRIENDLY CRUST
KEEP FROZEN
SERVING SUGGESTION
NET WT. 13.2 OZ (374 g)
MUSHROOM
VEGAN PIZZA
✓GLUTEN FREE ✓DAIRY FREE ✓NO ADDED SUGAR
CERTIFIED GLUTEN FREE

While communicating our compelling nutritional advantages:

ALEX'S
AWESOME
GLUTEN FREE
PLANT BASED DAIRY FREE
I love sourdough because it makes me feel awesome, even though I'm sensitive to many foods. Sourdough's slow fermentation results in a delicious, gut-friendly alternative. I hope you love these thoughtfully crafted pizzas as much as we do!
- Alex
Gluten Free Sourdough
SUPERPOWERS!
YUM!
Sourdough is created by gut-friendly* lactic acid bacteria (just like yogurt and kombucha).
WOW!
Our crust's artisan flavor is produced by natural fermentation with our heirloom rice-based sourdough starter!
POP!
CO2 created by wild yeast makes crust rise and gives sourdough a lighter feel.
✓GLUTEN FREE ✓VEGAN ✓NO ADDED SUGAR
Oven Cooking
DIRECTIONS
FOR SAFETY - COOK TO 165°F - NOT READY TO EAT
450°F
13-16 min
1 Preheat oven to 450°F. Remove & recycle packaging.
2 Place frozen pizza directly on your middle oven rack. For a softer, less-crispy crust, a baking sheet can be used.
3 Bake at 450°F for 10-13 minutes until crust is browned and cheese is melted and bubbly. If using a convection oven, bake 9-12 minutes.
Nutrition Facts
3 servings per container
Serving size 1/3 pie prepared (136g)
Per serving Per container
Calories 240 730
% DV* % DV*
Total Fat 12g 15% 36g 46%
Saturated Fat 5g 25% 16g 80%
Trans Fat 0g 0.5g
Cholesterol 0mg 0% 0mg 0%
Sodium 710mg 31% 2,140mg 93%
Total Carb. 31g 11% 93g 34%
Dietary Fiber 6g 21% 20g 71%
Total Sugars 1g 3g
Incl. Added Sugars 0g 0% 0g 0%
Protein 3g 9g
Vitamin D 0.0mcg 0% 0.1mcg 0%
Calcium 10mg 0% 40mg 4%
Iron 0.5mg 2% 1.5mg 8%
Potassium 150mg 4% 440mg 10%
* The % Daily Value (DV) tells you how much a nutrient in a serving of food contributes to a daily diet. 2,000 calories a day is used for general nutrition advice.
INGREDIENTS: GLUTEN-FREE CRUST: ORGANIC RICE FLOUR, FILTERED WATER, ORGANIC RICE STARTER (ORGANIC RICE FLOUR, FILTERED WATER), ORGANIC PSYLLIUM HUSK, ORGANIC EXTRA VIRGIN OLIVE OIL, SEA SALT, ORGANIC GUAR GUM, ORGANIC SUNFLOWER FLOUR, ORGANIC GARLIC POWDER, ORGANIC ONION POWDER. ORGANIC TOMATOES ORGANIC CRUSHED TOMATOES, ORGANIC TOMATO PUREE, SEA SALT, CITRIC ACID. VEGAN VIOLIFE MOZZARELLA: WATER, COCONUT OIL (24%), MODIFIED STARCH*, STARCH, SEA SALT, MOZZARELLA FLAVOR, OLIVE EXTRACT, COLOR: B-CAROTENE, VITAMIN B12. ORGANIC BUTTON MUSHROOMS ORGANIC SEASONING: ORGANIC GARLIC, ORGANIC OREGANO, ORGANIC BASIL, ORGANIC MARJORAM, ORGANIC SAGE.
Distributed by: Zaahh, Inc., San Anselmo, CA
Certified Organic by Baystate Organic Certifiers
WITH LOVE FROM California
FPO
8 60997 00262 9
*This statement has not been evaluated by the Food and Drug Administration. This product is not intended to diagnose, treat, cure, or prevent any disease.
PLEASE RECYCLE
KEEP FROZEN
AwesomeSourdough
Learn more about gut-friendly sourdough @awesomesourdough

Traction

We are the 2nd-fastest-growing premium pizza

Brand	Dollars Change - Current 52 Weeks vs Year Ago
CAPPELLOS	12.8%
ALEXS AWESOME SOURDOUGH	5.4%
AGAINST THE GRAIN	3.3%
AMERICAN FLATBREAD	1.5%
DEEP INDIAN KITCHEN	-2.0%
CLO-CLO VEGAN FOODS	-5.4%
AMYS KITCHEN	-11.3%
CAULIPOWER	-12.8%
UDIS	-13.7%
PRIVATE LABEL ORGANIC	-15.0%
NEWMANS OWN	-19.7%
DAIYA	-23.6%

Source: SPINS May 15, 2022

We have almost 2,000 Natural-focused customers


JIMBO'S ...Naturally!
Smith's FOOD & DRUG STORES
Kroger
NEW SEASONS MARKET
good eggs
Fred Meyer
Raley's
QFC Quality Food Centers
GUS'S COMMUNITY MARKET
MOM MOM's Organic Market
National Co+op Grocers
HyVee
Central Market REALLY INTO FOOD
Nugget MARKETS
MOLLIE STONE'S MARKETS
WHOLE FOODS MARKET
NorCal
Bristol Farms GOOD·FOOD·MARKET
Dillons FOOD STORES
BERKELEY BOWL MARKET PLACE
Market STREET
Lunardi's Quite Simply...the Best!
NATURAL GROCERS
Oliver's Real Food. Real People.
Gelson's
GIANT MARTIN'S
Ralphs
ShopRite
KING Soopers

For 2023, our primary focus is capitalizing on the initial success of our Gluten Free line

- With over 600 stores already committed to our Gluten Free line, we have increased our 2023 store count goal from 1,000 to 2,000
- For our traditional line, we will continue to expand distribution by leveraging the success of our new Pepperoni and Vegan Margherita SKUs

Customers

Consumers and the press love our pizza

The Konnect Agency is managing our social and press activities:





Wholesome Sourdough Crust
Feel the sourdough difference!

DIRECT SAMPLING
Moms Meet
MORE THAN
1 THOUSAND MEETINGS
20 THOUSAND PARTICIPANTS
200 THOUSAND REFERALS
SOCIAL ADS + INFLUENCER
MORE THAN
5.6 MILLION POTENTIAL IMPRESSIONS FROM SOCIAL ADS
1.8 MILLION POTENTIAL REACH FROM SOCIAL ADS
8 INFLUENCER PARTNERS
@HealthfulBlondie
(18.4k followers)
BRAND PARTNERSHIPS
Re:THINK Ice Cream
NO EVIL FOODS
Violife 100% Vegan
EARNED MEDIA
MORE THAN
2.3 BILLION
POTENTIAL MEDIA IMPRESSION
YAHOO! NEWS
Chowhound
THRILLIST
TODAY
EAT THIS, NOT THAT!







Progressive GROCER
2021 EDITORS' PICKS
BEST NEW PRODUCT

Social Media 2021 Organic Metrics:

- Followers: 14,197

- Net Followers Gained in 2021: 10,359

- Impressions: 1,898,927

- Engagements: 8,466

Food editors applaud our ingredients and love the taste of our pizzas

"With this California-based brand, we finally have frozen organic and non-GMO pizza we can all feel good about indulging in. The crust is baked with naturally-fermented sourdough—which results in a crispy texture and subtle tang—while the nut-free pesto and grass-fed mozzarella lends richness without weighing down even the most sensitive stomachs."

Forbes

allrecipes

"There's a strong chance you got into sourdough this year, and one place where sourdough really shines is pizza crust. Alex's Awesome Sourdough pizzas are yeasty and tangy on the bottom and light, yet flavorful on the top!"

"Sourdough became a pandemic darling earlier this year, so it rightfully deserves a place in a frozen pizza lineup. "Naturally fermented" rather than relying on commercial yeast, the increase in bioavailable nutrients in the crust itself allows this pizza to declare itself gut healthy. (Even the cauliflower crusts can't be that bold.)"

Chowhound

EAT THIS NOT THAT!®

"Alex's Awesome Sourdough is the first company to put a frozen sourdough pizza crust on the market!...this Alex's Awesome Sourdough Mushroom Pizza caught our eye. Its great for your gut health and provides you with 20 grams of protein and a whopping 11 grams of fiber for ½ a pizza!"

"Guys, the mozzarella pizza will blow you away. I'm not even joking. This is the best cheese pizza I have ever had. Coming out of the oven, it doesn't even taste or look like it was frozen, which I can't say about any other frozen pizza brand."

Business Model

Making a profitable pizza



A strategic imperative is delivering manufacturing margins of over **40%** and Net Margins (after cost of goods, retailer promotions and cash discounts freight and storage) of **30%.**

This was a long process that started in Alex's kitchen. Now, our pizzas are made in one of the best facilities in the United States that provides outstanding quality, can meet our capacity needs for the next 5 years while delivering our margin targets:

- Manufacturing Margins are **42%** with upside
- Net Gross Margins are **27%** with upside

With these margins, we need to reach 3,500 stores to reach breakeven. With current accounts commitments, we are 60% there.

Market

The premium pizza market generated retail sales of $428 million in 2021

Frozen Pizza generated revenue of $6.1 billion in grocery stores, mass outlets such as Target and Walmart and club stores in 2021. According to SPINS, the premium segment, where Alex's Awesome competes, generated revenue of $428 million.


Retail Pizza Market Size - 2021
Total Retail Pizza Market = $6,100 million
Premium Retail Pizza Market = $428 million

Source: Spins

Gluten-Free Pizza generates more sales than Traditional Pizza in the Premium Segment:


Traditional versus Gluten Free Crust Branded Sales
Natural Channel - 52 weeks ending Feb 20, 2022
43.7%
56.3%
Series 1 Point "Gluten Free Crust"
Value: 56.3% (56%)
Traditional Crust
Gluten Free Crust

Competition

Our market share is growing while the leading brands are declining

Natural Channel Brand Shares - 4 weeks ending Oct 31st			
Rank	Brand	$$ Share	Dols, % Chg, PP for Last 52
1	AMYS KITCHEN	17.3	-27.4%
2	CAULIPOWER	10.9	-37.1%
3	DAIYA	10.7	-20.4%
4	AGAINST THE GRAIN	7.7	-4.3%
5	CAPPELLOS	6.3	38.4%
6	PRIVATE LABEL ORGANIC	5.2	-15.1%
7	AMERICAN FLATBREAD	4.8	19.8%
8	CLO-CLO VEGAN FOODS	4.0	85.2%
9	**ALEXS AWESOME SOURDOUGH**	**3.2**	**127.2%**
10	NEWMANS OWN	2.3	-23.0%

Source: SPINS

And now we are introducing a gluten-free pizza that provides an offering for 56% of the market that purchases gluten free pizza.

—

Our distinct differences from the competition will continue to fuel our growth

1. The only top brand with a naturally fermented sourdough crust
2. Breakthrough gluten free offering
3. 12 hour versus 1 hour for proofing
4. No industrial yeast
5. Organic ingredients
6. No added sugar, fillers, soy or canola oil

Vision And Strategy

Our goal is to reach revenue of $21 million and EBITDA of $2.6 million in 2026*

- Alex's Awesome is a brand platform based upon the distinct nutritional and taste benefits of sourdough.
- There are many other product categories which provide potential entry points—chips and crackers are two examples.
- However, the financial plan below is just for pizza.
- The proceeds of this raise will be used to help us expand our retail distribution and fund new product development.

	Actual														
	2019	2020		2021		2022		2023		2024		2025		2026	
Revenue															
Gross Revenue	$106,106	$1,347,583		$2,153,286		$2,253,288		$4,251,905		$10,003,053		$14,800,886		$21,654,200	
Trade Discount	$9,784	$290,204		$590,116		$450,658		$807,862		$1,900,580		$2,812,168		$4,114,298	
Returns/Spoils	$0	$480		$1,072		$0		$0		$0		$0		0	
Cash Discount	$0	$16,362		$38,009		$45,066		$85,038		$200,061		$296,018		$433,084	
Net Revenue	**$96,322**	**$1,040,537**	100.0%	**$1,524,089**	100.0%	**$1,757,565**	100.0%	**$3,359,005**	100.0%	**$8,202,503**	100.0%	**$12,136,727**	100.0%	**$17,756,444**	100.0%
Cost of Goods	$65,968	$978,284	94.0%	$1,472,047	96.6%	$1,172,080	66.7%	$2,102,331	62.6%	$5,039,274	61.4%	$7,456,296	61.4%	$10,908,814	61.4%
Freight/Storage	$4,398	$205,033	19.7%	$242,175	15.9%	$129,440	7.4%	$236,217	7.0%	$566,211	6.9%	$393,759	3.2%	$576,083	3.2%
Gross Profit	**$25,955**	**-$142,781**	-13.7%	**-$190,132**	-12.5%	**$455,145**	25.9%	**$1,020,457**	30.4%	**$2,597,019**	31.7%	**$3,842,645**	31.7%	**$5,621,921**	31.7%
Operating Expenses															
Payroll and Benefits	$145,393	$379,163	36.4%	$423,327	27.8%	$339,097	19.3%	$503,817	15.0%	$857,659	10.5%	$951,600	7.8%	$989,539	5.6%
Marketing	$237,209	253198.4	38.3%	$398,682	26.2%	$264,176	15.0%	$329,400	9.8%	$423,500	5.2%	$488,500	4.0%	$488,500	2.8%
Sales		$312,283	25.2%	$261,837	17.2%	$208,900	11.9%	$424,827	12.6%	$992,875	12.1%	$1,120,753	9.2%	$1,394,152	7.9%
Admin and Other	$404,760	$90,776	8.7%	$106,806	7.0%	$94,611	5.4%	$92,180	2.7%	$114,580	1.4%	$120,380	1.0%	$125,380	0.7%
	$787,362	$1,035,421	99.5%	$1,190,652	78.1%	$906,784	51.6%	$1,350,224	40.2%	$2,388,615	29.1%	$2,681,233	22.1%	$2,997,571	24.7%
EBIT	**-$761,407**	**-$1,178,201**	-113.2%	**-$1,380,784**	-90.6%	**-$451,639**	-25.7%	**-$329,767**	-9.8%	**$208,404**	2.5%	**$1,161,412**	9.6%	**$2,624,349**	14.8%

* Click here for important information regarding Financial Projections which are not guaranteed.

Funding

Our investors are industry insiders

- Presence Marketing, the premier broker in the natural foods space; the Presence Executive team are also investors



- Scott Killips, our Chairman, has several significant exits including Wild Planet Foods



- Several high profile family offices and industry insiders round out the investor base

Founders

Alex Corsini
Founder and CEO

- Former Tech Sales @ Twilio & Whil
- 2 Star Michelin Trained Chef
- Obsessed with everything sourdough
- Loves riding his mountain bike on Mt Tam (that's why its in our logo)
- BA, University of Southern California



A little background on Alex's journey

- **2016:** Alex develops autoimmune symptoms and learns that modern bread, which is high in gluten and industrial ingredients, aggravates his symptoms.
- **2017:** Alex discovers that he feels great eating naturally fermented sourdough. He begins baking sourdough.
- **2018:** Alex quits his tech job, moves to Copenhagen to works at Michelin star restaurants and sourdough bakeries to perfect his craft. Alex launches his concept for better-for-you product, sourdough pizza, at Drivers Market (Sausalito) in September and sells out the first day.
- **2019:** Alex raises seed capital and achieves distribution in 70 Bay Area stores. Presence Marketing joins the team in the Fall and begins aggressive distribution expansion.

- **2020:** The business reaches 1,200+ stores and $3.0 million ARR despite Covid-19 sales and distribution challenges imposed on a new brand.

—
Scott Killips
Chairman & CFO



- Successful angel investor and operator
- Co-Founder Accenture Technology Ventures
- Former partner Booz-Allen & Hamilton
- Loves going fast whether on the race track or in the mountains
- BS, University of Denver; MBA, Cornell University

—
Michel Venghiattis
VP Sales



- Founder and Former CEO of Horizon Specialties Food Brokerage
- The "go to sales guy" everyone dream about but never has
- Loves food, wine and explaining to people how to pronounce his name

Team

 Scott Killips   Chairman and CFO

 Michel Venghiattis   VP of Sales

 Alex Corsini   Founder

Perks

$250	Free coupon for your local store
$1,000	Pizza Party! 5 pizzas shipped frozen to your house
$10,000	Pizza Party! 5 pizzas shipped frozen to your house Jar of our heirloom sourdough and copy of our favorite baking book Sourdough by Sara Owens
$25,000	Pizza Party! 5 pizzas shipped frozen to your house Sourdough Pizza Making Starter Kit -- Heirloom Starter, Organic Flour, Cookbook, Pizza Peel, Baking Stone For Oven
$50,000	Pizza Party! 5 pizzas shipped frozen to your house Sourdough Pizza Making Starter Kit -- Heirloom Starter, Organic Flour, Cookbook, Pizza Peel, Baking Stone For Oven Zoom lesson / consultation on how to make sourdough with our CEO

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.
	If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.